UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 2 November 2022, London U.K.

GSK delivers strong Q3 2022 sales of £7.8 billion +18% AER, +9% CER and Total EPS 255.9p +>100% AER, +>100% CER; Adjusted EPS of 46.9p +25% AER, +11% CER

Highlights

Strong commercial execution drives continued sales growth across Specialty Medicines, Vaccines and General Medicines
●
Specialty Medicines £2.7 billion +36% AER, +24% CER; HIV +19% AER, +7% CER; Oncology +28% AER, +19% CER; Immuno-inflammation and other specialty +29% AER +17% CER; COVID-19 solutions (Xevudy) sales £0.4 billion

●	Vaccines £2.5 billion +14% AER, +5% CER; Shingrix £760 million +51% AER, +36% CER
●	General Medicines £2.6 billion +7% AER, +1% CER

Prioritised investment in growth with cost discipline
●
Total continuing operating margin 15.2%. Total EPS 255.9p >100% AER, >100% CER primarily reflecting the gain from discontinued operations arising on the demerger of the Consumer Healthcare business. Total continuing EPS 18.8p -14% AER, -35% CER

●	Adjusted operating margin 33.3%. Adjusted operating profit growth +18% AER, +4% CER. This included a contribution to growth from COVID-19 solutions of approximately +1% AER, +2% CER
●	Adjusted EPS 46.9p +25% AER, +11% CER. This included a contribution to growth from COVID-19 solutions of approximately +1% AER, +3% CER
●	Q3 2022 continuing cash generated from operations £1.9 billion. Free cash flow £0.7 billion

Continued strengthening of late-stage R&D pipeline with regulatory approvals, positive data read-outs and further complementary business development
●	US FDA approval for Boostrix maternal and Menveo single-vial presentation. Momelotinib for treatment of myelofibrosis submitted to US FDA
●	Positive phase III data for RSV older adults candidate vaccine presented at ID Week 2022. Priority Review granted in the US and regulatory submission acceptance in EU and Japan
●	Completed Affinivax acquisition on 15 August 2022. Announced exclusive licence agreement with Spero Therapeutics for late-stage antibiotic tebipenem
●	Phase III data readouts expected in Q4 2022: Jemperli in 1L endometrial cancer, Blenrep in 3L multiple myeloma and gepotidacin for treatment of uncomplicated urinary tract infection

Growing revenues and improving margin support confidence in outlooks
●	2022 Guidance raised: expect to deliver growth in sales of between 8% to 10% CER and growth in 2022 adjusted operating profit of between 15% to 17% CER
●	2022 guidance excludes any contribution from COVID-19 solutions
●	Dividend of 13.75p/share declared for Q3 2022. No change to expected dividend from GSK of 61.25p/share for FY 2022

Emma Walmsley, Chief Executive Officer, GSK:
“GSK has delivered another quarter of excellent performance, with strong growth in Specialty Medicines, record sales for our shingles vaccine, Shingrix, and further improvements in adjusted operating profit. We are again raising our full-year guidance and expect good momentum in 2023, further strengthening our confidence in our performance outlooks, driven by Shingrix global expansion and expected new launches including our new RSV vaccine. We are also making good progress to strengthen our early-stage pipeline and will continue to invest in targeted business development to build optionality and support growth in the second half of the decade.”

The Total results are presented in summary on page 2 and under ‘Financial performance’ on pages 10 and 22 and Adjusted results reconciliations are presented on pages 18, 19, 30 and 31. Adjusted results are a non-IFRS measure excluding discontinued operations that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 38 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 65, COVID-19 solutions are also defined on page 66. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 38. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on pages 67 and 68.

Q3 2022 results
	Q3 2022	Growth		9 months 2022	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	7,829	18	9	21,948	25	19

Total continuing operating profit*	1,191	(14)	(35)	4,565	18	5
Total EPS	255.9p	>100	>100	322.0p	>100	>100
Total continuing EPS	18.8p	(14)	(35)	73.6p	2	(11)
Total discontinued EPS*	237.1p	>100	>100	248.4p	>100	>100

Adjusted operating profit	2,605	18	4	6,556	27	16
Adjusted EPS	46.9p	25	11	113.9p	31	20

Cash flow from operations attributable to continuing operations	1,907	(12)		5,843	49
Free cash flow	712	(13)		2,453	>100

*
The amounts presented in the table above for continuing operations and Adjusted results excludes the Consumer Healthcare business discontinued operation. The amounts presented for discontinued EPS are for the demerger of the Consumer Healthcare business. The presentation of continuing and discontinued operations under IFRS 5 are set out on page 51.

2022 guidance
Reflecting the momentum of the business performance in the year to date, GSK now expects 2022 sales to increase between 8 to 10 per cent and Adjusted operating profit to increase between 15 to 17 per cent, excluding any contributions from COVID-19 solutions. Adjusted Earnings per share is expected to grow around 1 per cent lower than Operating Profit. We have delivered a strong nine-month performance ahead of our full-year guidance. In the fourth quarter, we anticipate continued strong sales growth and a relatively higher rate of R&D spending, reflecting the dynamics of prior year comparisons, in-year phasing, and continued targeted commercial investment.

Notwithstanding uncertain economic conditions across many markets in which we operate, we continue to see evidence of healthcare systems recovering and now expect full-year sales of Specialty Medicines to increase low double-digit percentage at CER excluding Xevudy sales and sales of General Medicines to be broadly flat, primarily reflecting the increased genericisation of established Respiratory medicines. Vaccines sales, excluding COVID-19 solutions, are expected to grow mid to high-teens percentage at CER for the full year. Specifically, for Shingrix, we expect strong double-digit growth and record annual sales in 2022, based on strong demand in existing markets and continued geographical expansion.

From Q2 2022, the Group presented the Haleon plc (Haleon) business as a discontinued operation according to IFRS 5. Adjusted results exclude profits from discontinued operations. Comparatives have been restated to reflect adjusted results from continuing operations, and guidance is provided on this basis.

Dividend policies and expected pay-out ratios are unchanged for GSK, but the dividends per share have been adjusted for the GSK Share Consolidation completed on 18 July 2022. The future dividend policies and guidance regarding the expected dividend pay-out in 2022 for GSK are provided on page 36.

2022 COVID-19 solutions expectations
The majority of expected COVID-19 solutions sales for 2022 have been achieved in the year to date. Based on known binding agreements with governments, we anticipate that sales of COVID-19 solutions will be substantially lower going forward. Sales of COVID-19 solutions for 2022 are at a reduced profit contribution compared with 2021 due to the increased proportion of lower-margin Xevudy sales; we anticipate this to reduce Adjusted Operating profit growth (including COVID-19 solutions in both years) by around 4%. We continue to discuss future opportunities to support governments, healthcare systems, and patients whereby our COVID-19 solutions can address the emergence of any new COVID-19 variant of concern.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on pages 67 and 68. If exchange rates were to hold at the closing rates on 30 September 2022 ($1.11/£1, €1.13/£1 and Yen 160/£1) for the rest of 2022, the estimated positive impact on 2022 Sterling turnover growth for GSK would be 7% and if exchange gains or losses were recognised at the same level as in 2021, the estimated positive impact on 2022 Sterling Adjusted Operating Profit growth for GSK would be 13%.

Performance: Full year guidance

All outlooks exclude the contributions of COVID-19 solutions unless stated otherwise	Current 2022 guidance at CER	Previous 2022 guidance at CER
Specialty Medicines turnover	Increase low double-digit %	Increase approximately 10%
Vaccines turnover	Increase mid to high-teens %	Increase low to mid-teens %
General Medicines turnover	Broadly flat	Slight decrease
Commercial operations turnover	Increase between 8% to 10%	Increase between 6% to 8%
Adjusted operating profit	Increase between 15% to 17%	Increase between 13% to 15%
Adjusted earnings per share (no change)	Growth around 1% less than operating profit growth	Growth around 1% less than operating profit growth
COVID-19 solutions	Reduced Adjusted operating profit growth (including COVID-19 solutions in both years) by around 4%	Reduced Adjusted operating profit growth (including COVID-19 solutions in both years) by around 4% to 6%

Demerger of Consumer Healthcare
On 18 July 2022, GSK plc separated its Consumer Healthcare business from the GSK Group to form Haleon, an independent listed company. The separation was effected by way of a demerger of 80.1% of GSK’s 68% holding in the Consumer Healthcare business to GSK shareholders. Following the demerger, 54.5% of Haleon was held in aggregate by GSK Shareholders, 6.0% remains held by GSK (including shares received by GSK’s consolidated ESOP trusts) and 7.5% remains held by certain Scottish Limited Partnerships (SLPs) set up to provide collateral for a funding mechanism pursuant to which GSK will provide additional funding for its UK defined benefit Pension Schemes. The aggregate ownership by GSK (including ownership by the ESOP trusts and SLPs) after the demerger of 13.5% is measured at fair value with changes through profit and loss.

The gain on the demerger for the distributed stake was £7.2 billion which was recognised in Q3 2022. The asset distributed was the 54.5% ownership of the Consumer Healthcare business. The net assets derecognised reflected Consumer Healthcare transactions up to 18 July 2022 which included pre-separation dividends declared and settled before 18 July 2022. Those dividends included: £10.4 billion (£7.1 billion attributable to GSK) of dividends funded by Consumer Healthcare debt that was partially on-lent during Q1 2022 and dividends of £0.6 billion (£0.4 billion attributable to GSK) from available cash balances. GSK’s share of the pre-separation dividends funded by debt resulted in a reduction of net debt for GSK on demerger. The gain on the demerger arising from remeasurement of the retained stake was £2.4 billion which was recognised in Q3 2022.

The total gain on the demerger of the Consumer Healthcare business in Q3 2022 was £9.6 billion. In addition, the Profit after taxation from discontinued operations for the Consumer Healthcare business from 1 January to 18 July 2022 was £0.6 billion which increased the Total profit after tax of discontinued operations in the nine month period to £10.2 billion.

Results presentation
A conference call and webcast for investors and analysts of the nine months and Q3 2022 results will be hosted by Emma Walmsley, CEO, at 12pm GMT on 2 November 2022. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance summary

The amounts below are from continuing operations unless otherwise specified.

Turnover	Q3 2022			9 months 2022

	£m	Growth £%	Growth CER%	£m	Growth £%	Growth CER%

Specialty Medicines	2,749	36	24	8,588	56	49
Vaccines	2,479	14	5	5,863	18	12
General Medicines	2,601	7	1	7,497	5	2

Commercial Operations	7,829	18	9	21,948	25	19

Total turnover in Q3 2022 reflected strong performance in Specialty Medicines and Vaccines product groups and in the nine months 2022 reflected strong performance in all three product groups. Commercial Operations turnover excluding pandemic sales grew 15% at AER, 7% at CER in the third quarter and 15% at AER, 10% at CER in the nine months. Specialty Medicines included sales of Xevudy of £411 million in the third quarter and £2,184 million in the nine months. Under Speciality Medicines Nucala and Benlysta grew double digit at AER and at CER in the third quarter, and in the nine months all therapy areas grew double digit at AER. Vaccines growth in Q3 2022 and in the nine months 2022 reflected strong Shingrix performance partially offset by pandemic adjuvant sales in 2021.

Specialty Medicines
Specialty Medicines sales growth in Q3 2022 and in the nine months 2022 was driven by consistent growth in all therapy areas. Specialty Medicines excluding sales of Xevudy were £2,338 million, up 22% at AER, 11% at CER in the quarter and £6,404 million, up 19% at AER, 13% at CER in the nine months 2022.

Vaccines
Vaccines sales excluding pandemic adjuvant sales grew 19% at AER, 9% at CER in the third quarter and 27% at AER, 20% at CER in the nine months 2022. Growth in Vaccines reflected a favourable comparator in 2021 which was impacted by COVID-19 related disruptions in several markets as well as strong commercial execution of Shingrix. In the third quarter, growth was partially offset by MMR/V vaccines supply constraints and US Centers for Disease Control and Prevention (CDC) stockpile borrows.

General Medicines
In General Medicines, growth in Q3 2022 and in the nine months 2022 was mainly driven by Trelegy in respiratory and the post-pandemic rebound of the antibiotic market in Other General Medicines, partially offset by the impact of generic competition in US, Europe, and Japan. In Q3 2022, there was a 3 percentage point decrease in growth due to higher Returns and Rebates (RAR) adjustments in the comparative quarter.

Operating profit

Q3 2022
Total operating profit was £1,191 million compared with £1,380 million in Q3 2021. The reduction primarily reflected the higher remeasurement charges for contingent consideration liabilities and the fair value loss on the retained stake in Haleon, partly offset by increased profits on turnover growth of 9% at CER. Adjusted operating profit was £2,605 million, 18% higher than Q3 2021 at AER and 4% at CER on a turnover increase of 9% at CER. The Adjusted operating margin of 33.3% was stable at AER and 1.6% percentage points lower at CER than in Q3 2021. This primarily reflected the impact from low margin COVID-19 solutions sales (Xevudy) as well as increased launch investment in SG&A in Specialty Medicines and Vaccines. This was partly offset by higher royalty income.

9 months 2022
Total operating profit was £4,565 million compared with £3,865 million in 2021. This included the £0.9 billion upfront income received from the settlement with Gilead Sciences, Inc (Gilead) and increased profits on turnover growth of 19% at CER, partly offset by higher remeasurement charges for contingent consideration liabilities and a fair value loss of £377 million on the retained stake in Haleon. Adjusted operating profit was £6,556 million, 27% higher at AER and 16% at CER than 2021 on a turnover increase of 19% at CER. The Adjusted operating margin of 29.9% was 0.5 percentage points higher at AER and 0.7 percentage points lower at CER compared to 2021. This reflected the impact from low margin COVID-19 solutions sales (Xevudy). This was offset by operating leverage from strong sales growth, mix benefit and higher royalty income.

Earnings per share

Q3 2022
Total EPS from continuing operations was 18.8p compared with 21.9p in Q3 2021. The reduction primarily reflected increased charges for remeasurement of contingent consideration liabilities and a fair value loss on the retained stake in Haleon. Adjusted EPS was 46.9p compared with 37.4p in Q3 2021, up 25% at AER, 11% at CER, on a 4% CER increase in Adjusted operating profit primarily reflecting growth in all three product groups, lower interest charges from reduced debt and a lower effective tax rate compared to Q3 2021, partly offset by lower leverage as a result of higher lower margin sales of pandemic solutions (Xevudy) as well as increased launch investment in SG&A.

9 months 2022
Total EPS from continuing operations was 73.6p compared with 72.2p in 2021. This primarily reflected the £0.9 billion upfront income received from the settlement with Gilead and increased profits on turnover growth of 19% at CER, partly offset by higher remeasurement charges for contingent consideration liabilities and a £377 million fair value loss on the retained stake in Haleon as well as an unfavourable comparison due to a credit of £325 million to Taxation in Q2 2021 resulting from the revaluation of deferred tax assets.

Adjusted EPS was 113.9p compared with 86.8p in 2021, up 31% at AER, 20% at CER, on a 19% CER turnover increase. Adjusted operating profit reflected higher COVID-19 solutions sales at low margin. Operating leverage from growth in sales of Specialty Medicines and Vaccines, beneficial mix, higher royalty income and a lower effective tax rate was partly offset by increased investment behind launches in Specialty Medicines and Vaccines plus higher supply chain, freight and distribution costs and higher non-controlling interests.

Cash flow

Q3 2022
Cash generated from operations attributable to continuing operations for the quarter was £1,907 million (Q3 2021: £2,161 million). The decrease primarily reflected increased cash contributions to the UK defined benefit pension schemes and unfavourable timing of profit share payments for Xevudy partly offset by an increase in operating profit, including beneficial exchange, favourable timing of returns and rebates and favourable timing of collections.

9 months 2022
Cash generated from operations attributable to continuing operations for nine months was £5,843 million (2021: £3,920 million). The increase primarily reflected a significant increase in operating profit including the upfront income from the settlement with Gilead, favourable exchange impacts and favourable timing of collections, partly offset by unfavourable timing of profit share payments for Xevudy sales, increased cash contribution to pensions, increased contingent consideration payments reflecting the Gilead settlement in February 2022 and a higher seasonal increase in inventory.

Profit and earnings per share from discontinued operations

Q3 2022
Discontinued operations include the Consumer Healthcare business and certain directly attributable Corporate costs. Profit after taxation from discontinued operations amounted to £9,574 million (Q3 2021: £422 million). This includes £9,578 million for the gain arising on the demerger of Consumer Healthcare split between the amount distributed to shareholders on demerger of £7,227 million, and profit after tax on discontinued operations for the retained stake of £2,351 million (Q3 2021: £nil). The overall gain on the demerger of £9,578 was partly offset by the loss after taxation from discontinued operations including the Consumer Healthcare business of £4 million (Q3 2021: £422 million profit) from 1 to 18 July 2022.

EPS from discontinued operations was 237.1p, compared with 7.3p in Q3 2021. The increase primarily reflected the profit after taxation for discontinued operations recognised for the Consumer Healthcare business demerger. For further details see page 54.

Total earnings per share
Total EPS was 255.9p compared with 29.2p in Q3 2021. The increase primarily reflected the profit after taxation for discontinued operations recognised on the Consumer Healthcare business demerger.

9 months 2022
Discontinued operations include the Consumer Healthcare business and certain Corporate costs directly attributable to the Consumer Healthcare. Profit after taxation from discontinued operations amounted to £10,199 million (2021: £1,070 million). This includes £9,578 million for the gain arising on the demerger of Consumer Healthcare split between the amount distributed to shareholders on demerger of £7,227 million and profit after taxation on discontinued operations for the retained stake of £2,351 million (2021: £nil). The overall gain on the demerger of £9,578 was increased by the profit after taxation from discontinued operations including the Consumer Healthcare business of £621 million (2021: £1,070 million) from 1 January to 18 July 2022.

Total earnings per share
EPS from discontinued operations was 248.4p, compared with 18.6p in 2021. The increase primarily reflected the profit after taxation for discontinued operations recognised on the Consumer Healthcare business demerger. For further details see page 54, discontinued operations.

Q3 2022 pipeline highlights (since 27 July 2022)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory action	Juluca	HIV	Regulatory approval (CN)
	Boostrix	Tdap (maternal)	Regulatory approval (US)
	Menveo	Invasive meningococcal disease, liquid formulation	Regulatory approval (US)
Regulatory submissions or acceptances	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory acceptance (US)
	cabotegravir	Pre-exposure prophylaxis, long-acting injectable	Regulatory acceptance (EU)
	RSV older adult vaccine candidate	AreSVi 006 (RSV, older adults aged 60+ years)	Priority Review granted (US) Regulatory acceptance (EU, JP)
	SKYCovione COVID-19 vaccine	COVID-19	Regulatory submission (EU)
Phase III data readouts or other significant events	Jemperli	PERLA (non-small cell lung cancer)	Positive phase II data
	RSV older adult vaccine candidate	AreSVi 006 (RSV, older adults aged 60+ years)	Positive phase III data presentation
	otilimab	contRAst programme (rheumatoid arthritis)	Phase III data readout; concluded development

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
Q4 2022	Blenrep	DREAMM-3 (3L+ multiple myeloma)	Phase III data readout
	Blenrep	DREAMM-3 (3L+ multiple myeloma)	Regulatory submission (US, EU)
	Jemperli	RUBY (1L endometrial cancer)	Phase III data readout (interim analysis)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory submission (EU)
	gepotidacin	EAGLE (uncomplicated urinary tract infection)	Phase III data readout (interim analysis)
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Phase III data readout
	Rotarix	Rotavirus, liquid formulation	Regulatory decision (US)
	COVID-19 vaccine candidate (Sanofi)	COVID-19	Regulatory decision (EU)

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2023	bepirovirsen	B-Together (hepatitis B virus)	Phase IIb data readout
	daprodustat	ASCEND (anaemia of chronic kidney disease)	Regulatory decision (US, EU)
	Nucala	Severe asthma	Regulatory submission (CN)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (US)
	Blenrep	DREAMM-8 (2L+ multiple myeloma)	Phase III data readout
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Phase III data readout
	Jemperli	RUBY (1L endometrial cancer)	Regulatory submission (US, EU)
	gepotidacin	EAGLE (uncomplicated urinary tract infection)	Regulatory submission (US)
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Regulatory submission (US)
	RSV older adult vaccine candidate	AreSVi 006 (RSV, older adults aged 60+ years)	Regulatory decision (US)
	Shingrix	Shingles, at-risk adults aged 18+ years	Regulatory decision (JP)
	SKYCovione COVID-19 vaccine	COVID-19	Regulatory decision (EU)
	COVID-19 vaccine candidate (Sanofi)	COVID-19	Regulatory submission (US)
H2 2023	Nucala	Nasal polyposis	Regulatory submission (CN, JP)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Phase III data readout
	Blenrep	DREAMM-3 (3L+ multiple myeloma)	Regulatory decision (US, EU)
	Blenrep	DREAMM-8 (2L+ multiple myeloma)	Regulatory submission (US, EU)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Regulatory submission (US, EU)
	Jemperli	RUBY (1L endometrial cancer)	Regulatory decision (US)
	Zejula	FIRST (1L maintenance ovarian cancer)	Phase III data readout
	cabotegravir	Pre-exposure prophylaxis, long-acting injectable	Regulatory decision (EU)
	MenABCWY (gen 2) vaccine candidate	Meningitis ABCWY	Phase II data readout
	RSV older adult vaccine candidate	AreSVi 006 (RSV, older adults aged 60+ years)	Regulatory decision (EU, JP)
	S. Aureus vaccine candidate	S. Aureus	Phase II data readout

Refer to pages 57 to 65 for further details on several key medicines and vaccines in development by therapy area.

Contacts
GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.
GSK enquiries:
Media	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)
	Frances De Franco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial performance – Q3 2022

Total results

The Total results for the Group are set out below.

	Q3 2022 £m	Q3 2021(a) £m	Growth £%	Growth CER%

Continuing Operations

Turnover	7,829	6,627	18	9

Cost of sales	(2,423)	(2,016)	20	18

Gross profit	5,406	4,611	17	5

Selling, general and administration	(2,056)	(1,679)	22	13
Research and development	(1,346)	(1,416)	(5)	(12)
Royalty income	255	114	>100	>100
Other operating income/(expense)	(1,068)	(250)

Operating profit	1,191	1,380	(14)	(35)

Finance income	22	4
Finance expense	(200)	(195)
Share of after tax (losses)/profits of associates and joint ventures	(1)	3

Profit before taxation	1,012	1,192	(15)	(39)

Taxation	(233)	(246)
Tax rate %	23.0%	20.7%

Profit after taxation from continuing operations	779	946	(18)	(41)

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	2,347	422	>100	>100
Remeasurement of discontinued operations distributed to shareholders on demerger	7,227	-

Profit after taxation from discontinued operations	9,574	422	>100	>100

Profit after taxation for the period	10,353	1,368	>100	>100

Profit attributable to non-controlling interest from continuing operations	20	69

Profit attributable to shareholders from continuing operations	759	877

Profit attributable to non-controlling interest from discontinued operations	18	131

Profit attributable to shareholders from discontinued operations	9,556	291

	10,353	1,368	>100	>100

Total profit attributable to non-controlling interest	38	200

Total profit attributable to shareholders	10,315	1,168

	10,353	1,368

Earnings per share from continuing operations	18.8p	21.9p	(14)	(35)

Earnings per share from discontinued operations	237.1p	7.3p	>100	>100

Total earnings per share	255.9p	29.2p	>100	>100

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 21) and the impact of Share Consolidation implemented on 18 July 2022 (see page 55).

Adjusted results

The Adjusted results for the Group are set out below. Adjusted results are from continuing operations and exclude the Consumer Healthcare business (see details on page 53). Reconciliations between Total results and Adjusted results for Q3 2022 and Q3 2021 are set out on pages 18 and 19.

	Q3 2022 £m	% of turnover	Growth £%	Growth CER%

Turnover	7,829	100	18	9

Cost of sales	(2,214)	(28.3)	23	21
Selling, general and administration	(1,968)	(25.1)	21	12
Research and development	(1,297)	(16.6)	17	8
Royalty income	255	3.3	>100	>100

Adjusted operating profit	2,605	33.3	18	4

Adjusted profit before tax	2,427		20	5
Adjusted profit after tax	2,025		25	10
Adjusted profit attributable to shareholders	1,890		26	11
Adjusted earnings per share	46.9p		25	11

Operating profit by segment

	Q3 2022 £m	% of turnover	Growth £%	Growth CER%

Commercial Operations	3,950	50.5	14	2
Research and Development	(1,301)		14	6

Segment profit	2,649	33.8	14	1
Corporate & other unallocated costs	(44)

Adjusted operating profit	2,605	33.3	18	4

Turnover

Commercial Operations

	Q3 2022

	£m	Growth £%	Growth CER%

HIV	1,486	19	7
Oncology	164	28	19
Immuno-inflammation, respiratory and other	688	29	17

	2,338	22	11
Pandemic	411	>100	>100

Specialty Medicines	2,749	36	24

Meningitis	441	25	16
Influenza	388	1	(7)
Shingles	760	51	36
Established Vaccines	884	5	(2)

	2,473	19	9
Pandemic Vaccines	6	(94)	(94)

Vaccines	2,479	14	5

Respiratory	1,682	13	4
Other General Medicines	919	(2)	(4)

General Medicines	2,601	7	1

Commercial Operations	7,829	18	9

US	4,015	18	2
Europe	1,484	11	11
International	2,330	22	20

Commercial Operations by region	7,829	18	9

Total turnover in the quarter was £7,829 million, up 18% at AER, 9% at CER, reflecting strong performance in Specialty Medicines and Vaccines product groups. Commercial Operations turnover, excluding sales of pandemic assets, grew 15% at AER, 7% at CER. Specialty Medicines included double digit growth of Nucala and Benlysta (at AER and at CER) and £411 million sales of Xevudy in the quarter. Vaccines growth reflected strong Shingrix performance, partially offset by an unfavourable comparison to pandemic adjuvant sales in Q3 2021. General Medicines reflected strong performance of Trelegy in all regions and recovery of the antibiotics market.

Specialty Medicines

Specialty Medicines sales in the quarter were £2,749 million, up 36% at AER, 24% at CER, driven by consistent growth in all therapy areas. Specialty Medicines excluding sales of Xevudy were £2,338 million up 22% at AER, 11% at CER.

HIV
HIV sales were £1,486 million with growth up 19% at AER, 7% at CER in the quarter. The performance benefited from strong patient demand for new HIV products (Dovato, Cabenuva, Juluca, Rukobia and Apretude). US pricing favourability was broadly offset by timing of US customer orders and International tender decline.

New HIV products delivered quarterly sales of £651 million up 79% at AER, 64% at CER, representing 44% of the total HIV portfolio compared to 29% in the same quarter last year. Sales of the oral two drug regimens Dovato and Juluca were £360 million and £159 million respectively with combined growth of 54% AER, 40% CER. Cabenuva, the first long acting injectable for the treatment of human immunodeficiency virus type-1 (HIV-1) infection, recorded sales of £101 million. Apretude, the first long acting injectable for the prevention of HIV-1, delivered sales of £10 million.

Oncology
Oncology sales in the quarter were £164 million, up 28% at AER, 19% at CER. Zejula sales of £120 million, were up 19% at AER, 11% at CER, and Blenrep, sales of £36 million were up 44% at AER, 32% at CER, reflecting strong growth in Europe.

Immuno-inflammation, Respiratory and Other
Immuno-inflammation, Respiratory and Other sales were £688 million up 29% at AER, 17% at CER. Benlysta sales were £308 million, up 29% at AER, 15% at CER including strong underlying demand in US and worldwide. Nucala sales were £366 million, up 28% at AER, 18% at CER on continued strong demand and launch of additional indications in all regions.

Pandemic
Sales of Xevudy were £411 million, compared to £114 million sales in Q3 2021. The majority of sales during the period were in International, including £241 million in Japan, with US orders filled in Q1 2022.

Vaccines

Vaccine sales were £2,479 million, up 14% at AER, 5% at CER in total and up 19% at AER, 9% at CER excluding pandemic adjuvant sales. The performance benefited from post-pandemic rebound and strong commercial execution of Shingrix in Europe and International. Vaccine growth was partially offset by MMR/V vaccines supply constraints and CDC stockpile borrows.

Meningitis
Meningitis vaccines sales grew 25% at AER, 16% at CER to £441 million mainly driven by Bexsero (23% at AER, 15% at CER to £275 million) resulting from higher CDC purchasing and increased share in the US together with the implementation of a Meningitis B national immunisation programme in France. Menveo sales were also up 25% at AER, 14% at CER to £157 million, primarily driven by post-pandemic vaccination catch-up in International. In the US, Menveo share gain was mostly offset by the negative impact of a CDC stockpile borrow.

Shingles
Shingrix sales grew 51% at AER, 36% at CER to £760 million mainly due to post-pandemic rebound, new launches and strong commercial execution in Europe and International which contributed nearly 40% of Shingrix sales during the quarter. US sales grew 23% at AER, 5% at CER mainly driven by favourable price volume mix and higher non-retail and retail demand, partly offset by unfavourable wholesaler inventory movements, with growth reflecting a more challenging comparator than in prior quarters. Shingrix is now available in 25 countries.

Influenza
Fluarix/FluLaval sales grew by 1% at AER but declined 7% at CER to £388 million, primarily driven by unfavourable phasing of supply in the US.

Established Vaccines
Established Vaccines grew by 5% at AER but decreased 2% at CER to £884 million mainly as a result of MMR/V vaccines supply constraints in International and Europe and the negative impact of a CDC stockpile borrow for Rotarix. This decrease was partially offset by Infanrix/Pediarix favourable tender phasing impact and hepatitis vaccines growth in Europe.

General Medicines

General Medicines sales in the quarter were £2,601 million, up 7% at AER, 1% at CER, with the impact of generic competition in US, Europe, and Japan offset by Trelegy growth in respiratory and the post-pandemic rebound of the antibiotic market since Q3 2021 in Other General Medicines. Overall, there was a 3 percentage point decrease in growth due to prior period Returns and Rebates (RAR) adjustments in the quarter.

Respiratory
Respiratory sales were £1,682 million, up 13% at AER, 4% at CER. The performance was driven by Trelegy sales of £465 million, up 43% at AER, 28% at CER with strong growth in all regions. Advair/Seretide sales of £265 million continued to be eroded by generic competition, decreasing 18% at AER and 23% at CER.

Other General Medicines
Other General Medicines sales were £919 million, down 2% at AER, 4% at CER. Augmentin sales were £150 million, up 32% at AER, 32% at CER reflecting the rebound of the antibiotic market post pandemic since Q3 2021. This was offset by the ongoing adverse impact of generic competition and approximately 2 percentage points impact from the divestment of cephalosporin products in Q4 2021.

By Region

US
In the US, sales were £4,015 million, up 18% at AER, 2% at CER. There were no significant sales of Xevudy in the quarter following completion of the government contract in Q1 2022, but sales of Xevudy and vaccine adjuvant in Q3 2021 caused a drag on growth of 1 percentage point at AER and 2 percentage points at CER in the quarter.

In Specialty Medicines, HIV sales of £1,002 million were up 28% at AER, 11% at CER. Performance benefited from favourable pricing mix with strong patient demand for new products, (Dovato, Cabenuva, Juluca, Apretude and Rukobia) offsetting timing of customer orders. New HIV medicines delivered sales of £442 million up 91% at AER, 67% at CER. Nucala and Benlysta both continued to grow double digits reflecting ongoing strong demand. In Oncology, Zejula continues to be impacted by lower diagnosis and treatment rates, while Jemperli and Blenrep are seeing growth due to higher demand.

Vaccine sales were £1,466 million, up 11% at AER, down 3% at CER. Excluding the impact of COVID-19 vaccine adjuvant sales in Q3 2021, sales grew 13% at AER, down 1% at CER. Strong Shingrix sales and higher CDC purchasing of Bexsero were offset by flu phasing and Rotarix CDC stockpile borrow.

General Medicines sales were £955 million up 15% at AER, down 1% at CER, with strong Trelegy growth, up 48% at AER, 28% at CER offset by ongoing generic impact on Advair/Seretide.

Europe
In Europe, sales were £1,484 million, up 11% at AER, 11% at CER, driven by strong growth in Specialty and Vaccine product groups.

In Specialty Medicines, HIV sales were £331 million up 11% at AER, 11% at CER. The performance predominantly reflected strong patient demand for Dovato with sales of £126 million during the period. Benlysta in immunology, Nucala in respiratory, and the Oncology therapy area all delivered strong double-digit growth in the quarter. There were no significant sales of Xevudy in the quarter, or the corresponding quarter last year.

Vaccine sales were £482 million, up 27% at AER, 27% at CER. Shingrix sales of £173 million, up 92% at AER, 92% at CER, drove the growth particularly in Germany. Additionally there was favourable tender phasing for Infanrix/Pediarix, strong hepatitis growth, and a Meningitis B national immunisation programme was implemented in France.

General Medicines sales were £502 million decreasing 4% at AER, 5% at CER, including a 2 percentage point impact of the divestment of cephalosporin products in Q4 2021. Strong demand for Trelegy was offset by ongoing generic competitive pressures including on Seretide in respiratory.

International
International sales were £2,330 million, up 22% at AER, 20% at CER, including Xevudy sales of £383 million. Excluding the impact of sales of Xevudy and COVID-19 vaccine adjuvant, sales grew 12% at AER, 9% at CER.

In Specialty Medicines, HIV sales were £153 million down 11% at AER, 17% at CER driven by Tivicay tender decline, partially offset by strong Dovato growth. Combined Tivicay and Triumeq sales were £103 million, down 27% at AER and 33% at CER. Nucala in respiratory and Benlysta in immunology both continued to grow strongly reflecting growth in Japan’s biological market and inclusion on China’s National Reimbursement Drug List.

Vaccine sales were £531 million, up 13% at AER, 8% at CER. Excluding the impact of COVID-19 vaccine adjuvant sales in Q3 2021 Vaccines grew 29% at AER, 25% at CER, driven by Shingrix post-pandemic sales rebound and strong commercial execution in several markets in the Region including China.

General Medicines sales were £1,144 million up 7% at AER, 5% at CER. Respiratory sales of £490 million were up 15% at AER, 12% at CER including strong growth of Trelegy, particularly in Japan, China, and Canada. Other General Medicines sales of £654 million, up 1% at AER, 1% at CER, reflecting growth of Augmentin on rebound of the antibiotic market post the pandemic since Q3 2021.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 30.9% and increased 0.5 percentage points higher at AER and 2.4 percentage points higher in CER terms than Q3 2021. Adjusted cost of sales as a percentage of turnover was 28.3%, up 1.2 percentage points AER and 3.0 at CER compared with Q3 2021. This primarily reflected higher sales of lower margin COVID-19 solutions (Xevudy) compared to Q3 2021, which included £95 million of pandemic adjuvant sales, increasing cost of sales margin by 2.0 percentage points at AER and at 1.9 percentage points at CER as well as increased supply chain costs including the impact of increased commodity prices and freight costs.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 26.3%, 0.9 percentage points higher at AER and 0.8 percentage points higher at CER than in Q3 2021 primarily reflected increased investment in the launch of innovative vaccines and medicines partially offset by higher sales.

Adjusted SG&A costs as a percentage of turnover were 25.1%, 0.6 percentage points higher at AER, 0.6 percentage points higher at CER. Adjusted SG&A costs increased 21% at AER, 12% at CER to £1,968 million which primarily reflected an increased level of launch investment in Specialty Medicines particularly HIV and Vaccines including Shingrix to drive post-pandemic recovery demand and support market expansion. The growth in Adjusted SG&A also reflected increased freight and distribution costs. This growth was partly offset by the continuing benefit of restructuring and tight control of ongoing costs and exchange gains on the Vir Biotechnology, Inc. collaboration profit share.

Research and development
Adjusted R&D expenditure increased in the quarter by 17% at AER and 8% at CER, to £1,297 million. There is continued increased investment in the Vaccines clinical development portfolio, particularly in the mRNA technology platforms and several early discovery programmes as well as new expenditure in relation to our recent acquisition, Affinivax, Inc (Affinivax).

In the Specialty Medicines portfolio, investment increased in our phase III respiratory programme for depemokimab, a potential new medicine to treat severe asthma as well as new expenditure in momelotinib, our potential new treatment of myelofibrosis patients with anaemia acquired as part of the recent acquisition of Sierra Oncology, Inc (Sierra). These increases in investment were offset by decreases related to the completion of several late-stage clinical development programmes and reduced R&D investment in COVID-19 pandemic solutions compared to Q3 2021.

Royalty income
Royalty income was £255 million (Q3 2021: £114 million), up >100% at AER, >100% at CER, primarily reflecting royalty income from Gilead under the settlement and licensing agreement with Gilead and higher sales of Gardasil.

Other operating income/(expense)
Net other operating expense was £1,068 million (Q3 2021: £250 million) primarily reflecting accounting charges of £698 million (Q3 2021: £281 million) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer, Inc. (Pfizer) put option and Pfizer and Shionogi & Co. Ltd. (Shionogi) preferential dividends in ViiV Healthcare. This included a remeasurement charge of £582 million (Q3 2021: £239 million) for the contingent consideration liability due to Shionogi, including the unwinding of the discount for £104 million and a charge for £478 million primarily from changes to exchange rates as well as adjustments to sales forecasts. In addition, there was a fair value loss of £377 million on the retained stake in Haleon reflecting a reduction in share price since listing.

Operating profit
Total operating profit was £1,191 million compared with £1,380 million in Q3 2021. The reduction primarily reflected the higher remeasurement charges for contingent consideration liabilities and the fair value loss on the retained stake in Haleon, partly offset by increased profits on turnover growth of 9% at CER.

Adjusted operating profit was £2,605 million, 18% higher than Q3 2021 at AER and 4% at CER on a turnover increase of 9% at CER. The Adjusted operating margin of 33.3% was stable at AER and 1.6% percentage points lower at CER than in Q3 2021. This reflected the impact from low margin COVID-19 solutions sales (Xevudy), which increased Adjusted Operating profit growth by approximately 1% at AER, 2% at CER but the impact on the Adjusted operating margin was flat in percentage points at AER but reduced 0.3 percentage points at CER, as well as increased launch investment in SG&A in Specialty Medicines including HIV and Vaccines including Shingrix to drive post-pandemic recovery demand and support market expansion. This was partly offset by higher royalty income.

Contingent consideration cash payments made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q3 2022 amounted to £249 million (Q3 2021: £205 million). These included cash payments made to Shionogi of £240 million (Q3 2021: £196 million).

Adjusted operating profit by business
Commercial Operations adjusted operating profit was £3,950 million, up 14% at AER and 2% at CER on a turnover increase of 9% at CER. The operating margin of 50.5% was 1.7 percentage points lower at AER and 3.3 percentage points lower at CER than in Q3 2021. This primarily reflected sales of lower margin Xevudy in the quarter compared to Q3 2021 which included higher margin pandemic adjuvant sales. This also reflected increased investment behind launches in Specialty Medicines including HIV and Vaccines plus higher commodity, freight and distribution costs. This was partly offset by continued tight control of ongoing costs, benefits from continued restructuring and increased royalty income from Biktarvy sales following the settlement with Gilead in February 2022 and Gardasil sales.

R&D segment operating expenses were £1,301 million, up 14% at AER and 6% at CER, primarily reflecting increased investment in Vaccines including priority investments for mRNA and late stage portfolio and Specialty Medicines in early stage HIV and depemokimab. This was partly offset by the completion of several late-stage clinical development programmes, completion of several late-stage clinical development programmes and reduced R&D investment in COVID-19 pandemic solutions compared to Q3 2021.

Net finance costs
Total net finance costs were £178 million compared with £191 million in Q3 2021. Adjusted net finance costs were £177 million compared with £190 million in Q3 2021. The decrease primarily reflects increased interest income due to higher interest rates and larger cash balances as a result of the Consumer Healthcare demerger.

Taxation
The charge of £233 million represented an effective tax rate on Total results of 23.0% (Q3 2021: 20.7%) and reflected the different tax effects of the various Adjusting items including the fair value loss on the retained Haleon stake where a tax credit is not recognised. Tax on Adjusted profit amounted to £402 million and represented an effective Adjusted tax rate of 16.6% (Q3 2021: 19.9%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2021. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £20 million (Q3 2021: £69 million). The decrease was primarily due to a reduced allocation of ViiV Healthcare profits of £24 million (Q3 2021: £69 million) including increased credits for remeasurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £135 million (Q3 2021: £121 million). The increase in allocation primarily reflected an increased allocation of ViiV Healthcare profits of £139 million (Q3 2021: £122 million).

Earnings per share from continuing operations
Total EPS was 18.8p compared with 21.9p in Q3 2021. The reduction primarily reflected increased charges for remeasurement of contingent consideration liabilities and a fair value loss on the retained stake in Haleon.

Adjusted EPS was 46.9p compared with 37.4p in Q3 2021, up 25% at AER, 11% at CER, on a 4% CER increase in Adjusted operating profit primarily reflecting growth across Specialty, Vaccines and General Medicines, lower interest charges from reduced debt and a lower effective tax rate compared to Q3 2021, partly offset by lower leverage as a result of higher lower margin sales of pandemic solutions (Xevudy) as well as increased launch investment in SG&A.

Profit and earnings per share from discontinued operations

Discontinued operations include the Consumer Healthcare business and certain Corporate costs directly attributable to the Consumer Healthcare business. Profit after taxation from discontinued operations amounted to £9,574 million (Q3 2021: £422 million). This includes £9,578 million for the gain arising on the demerger of the Consumer Healthcare business split between the amount distributed to shareholders on demerger of £7,227 million, and profit after tax on discontinued operations for GSK’s retained stake of £2,351 million. The overall gain on the demerger of £9,578 million was partly offset by the loss after taxation from discontinued operations for the Consumer Healthcare business of £4 million (Q3 2021: £422 million profit) from 1 to 18 July 2022 which includes separation and transaction costs of £59 million.

EPS from discontinued operations was 237.1p, compared with 7.3p in Q3 2021. The increase primarily reflected the gain arising on the demerger of the Consumer Healthcare business recognised in profit after taxation for discontinued operations. For further details see page 54, discontinued operations.

Total earnings per share
Total EPS was 255.9p compared with 29.2p in Q3 2021. The increase primarily reflected the gain arising on the demerger of the Consumer Healthcare business recognised in Profit after taxation for discontinued operations.

Currency impact on Q3 2022 results
The results for Q3 2022 are based on average exchange rates, principally £1/$1.18, £1/€1.16 and £1/Yen 161. Comparative exchange rates are given on page 51. The period-end exchange rates were £1/$1.11, £1/€1.13 and £1/Yen 160.

In Q3 2022, turnover was up 18% at AER and 9% at CER. Total EPS from continuing operations was 18.8p compared with 21.9p in Q3 2021. Adjusted EPS was 46.9p compared with 37.4p in Q3 2021, up 25% at AER and 11% at CER. The favourable currency impact primarily reflected the weakening of Sterling against the US Dollar, partly offset by the strengthening in Sterling against the Japanese Yen. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the 14 percentage point favourable currency impact on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q3 2022 and Q3 2021 are set out below.

Three months ended 30 September 2022

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	7,829							7,829
Cost of sales	(2,423)		172		24	13		(2,214)

Gross profit	5,406		172		24	13		5,615

Selling, general and administration	(2,056)				42		46	(1,968)
Research and development	(1,346)		26	17	6			(1,297)
Royalty income	255							255
Other operating income/(expense)	(1,068)				1	699	368	-

Operating profit	1,191		198	17	73	712	414	2,605

Net finance cost	(178)						1	(177)
Share of after tax losses and joint of associates ventures	(1)							(1)

Profit before taxation	1,012		198	17	73	712	415	2,427

Taxation	(233)		(39)	(3)	(15)	(106)	(6)	(402)
Tax rate %	23.0%							16.6%

Profit after taxation from continuing operations	779		159	14	58	606	409	2,025

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	2,347	(2,347)
Remeasurement of discontinued operations distributed to shareholders on demerger	7,227	(7,227)

Profit after taxation from discontinued operations	9,574	(9,574)						-

Total profit after taxation for the period	10,353	(9,574)	159	14	58	606	409	2,025

Profit attributable to non-controlling interest from continuing operations	20					115		135

Profit attributable to shareholders from continuing operations	759		159	14	58	491	409	1,890

Profit attributable to non-controlling interest from discontinued operations	18	(18)						-

Profit attributable to shareholders from discontinued operations	9,556	(9,556)						-

	10,353	(9,574)	159	14	58	606	409	2,025

Total profit attributable to non-controlling interests	38	(18)				115		135

Total profit attributable to shareholders	10,315	(9,556)	159	14	58	491	409	1,890

	10,353	(9,574)	159	14	58	606	409	2,025

Earnings per share from continuing operations	18.8p		3.9p	0.4p	1.4p	12.2p	10.2p	46.9p

Earnings per share from discontinued operations	237.1p	(237.1)p						-

Total earnings per share	255.9p	(237.1)p	3.9p	0.4p	1.4p	12.2p	10.2p	46.9p

Weighted average number of shares (millions)	4,030							4,030

Three months ended 30 September 2021(a)

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	6,627							6,627
Cost of sales	(2,016)		165		46	8	-	(1,797)

Gross profit	4,611		165		46	8	-	4,830

Selling, general and administration	(1,679)				39		17	(1,623)
Research and development	(1,416)		26	264	12		2	(1,112)
Royalty income	114							114
Other operating income/(expense)	(250)					283	(33)	-

Operating profit	1,380		191	264	97	291	(14)	2,209

Net finance cost	(191)						1	(190)
Share of after tax losses and joint of associates ventures	3							3

Profit before taxation	1,192		191	264	97	291	(13)	2,022

Taxation	(246)		(34)	(64)	(20)	(37)	(1)	(402)
Tax rate %	20.7%							19.9%

Profit after taxation from continuing operations	946		157	200	77	254	(14)	1,620

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	422	(422)
Remeasurement of discontinued operations distributed to shareholders on demerger	-	-

Profit after taxation from discontinued operations	422	(422)						-

Total profit after taxation for the period	1,368	(422)	157	200	77	254	(14)	1,620

Profit attributable to non-controlling interest from continuing operations	69					52		121

Profit attributable to shareholders from continuing operations	877		157	200	77	202	(14)	1,499

Profit attributable to non-controlling interest from discontinued operations	131	(131)						-

Profit attributable to shareholders from discontinued operations	291	(291)						-

	1,368	(422)	157	200	77	254	(14)	1,620

Total profit attributable to non-controlling interests	200	(131)				52		121

Total profit attributable to shareholders	1,168	(291)	157	200	77	202	(14)	1,499

	1,368	(422)	157	200	77	254	(14)	1,620

Earnings per share from continuing operations	21.9p		3.9p	5.0p	1.9p	5.1p	(0.4)p	37.4p

Earnings per share from discontinued operations	7.3p	(7.3)p						-

Total earnings per share	29.2p	(7.3)p	3.9p	5.0p	1.9p	5.1p	(0.4)p	37.4p

Weighted average number of shares (millions)	4,006							4,006

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 21) and the impact of Share Consolidation implemented on 18 July 2022 (see page 55).

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in Q3 2022 were £73 million (Q3 2021: £97 million), analysed as follows:

	Q3 2022			Q3 2021

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	38	22	60	69	19	88
Significant acquisitions	10	-	10	-	-	-
Legacy programmes	2	1	3	3	6	9

	50	23	73	72	25	97

Cash charges of £38 million under the Separation Preparation programme primarily arose from the restructuring of some administrative functions as well as some global Supply Chain and R&D functions. The non-cash charges of £22 million primarily reflected the write-down of assets in administrative locations and manufacturing sites.

Total cash payments made in Q3 2022 were £60 million (Q3 2021: £127 million), £51 million (Q3 2021: £106 million) relating to the Separation Preparation restructuring programme, £5 million relating to Significant acquisitions (Q3 2021: £nil) and £4 million (Q3 2021: £21 million) relating to other legacy programmes including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by Income statement line was as follows:

	Q3 2022 £m	Q3 2021 £m

Cost of sales	24	46
Selling, general and administration	42	39
Research and development	6	12
Other operating expenses	1	-

Total major restructuring costs from continuing operations	73	97

Materially all of the Separation Preparation restructuring programme has been included as part of continuing operations. The legacy Consumer Healthcare Joint Venture integration programme is now included as part of discontinued operations.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £712 million (Q3 2021: £290 million). This included a net £698 million accounting charge for the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q3 2022 £m	Q3 2021 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	582	239
ViiV Healthcare put options and Pfizer preferential dividends	51	37
Contingent consideration on former Novartis Vaccines business	60	5
Other adjustments	19	9

Total transaction-related charges	712	290

The £582 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £104 million and a charge of £478 million primarily from exchange rates as well as adjustments to sales forecasts. The £51 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated exchange rates as well as adjustments to sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 39.

Divestments, significant legal charges, and other items
Divestments, significant legal charges and other items primarily include a fair value loss of £377 million on the retained stake in Haleon and certain other Adjusting items. There was a charge of £45 million for Significant Legal matters arising in the quarter, primarily reflecting provision for increased legal fees in relation to Zantac. The Zantac litigation has now been classified as a Significant Legal matter and all prospective costs will therefore be included as an adjusting item. See Legal matters on page 50.

Discontinued operations
GSK satisfied the criteria in IFRS 5 for treating Consumer Healthcare as a ‘discontinued operation’ effective from 30 June 2022, as it was then expected that the carrying amount of the disposal group will be recovered principally through disposal and a distribution, it was available for distribution in its present condition (subject only to the steps to be completed that are usual and customary for the demerger of a business) and it was considered highly probable. The demerger was completed on 18 July 2022, resulting in Consumer Healthcare being classified as a discontinued operation until that date.

From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”) and these have been presented as part of discontinued operations. Total separation costs incurred in Q3 2022 were £59 million (Q3 2021: £75 million). This includes £50 million relating to transaction costs incurred in connection with the demerger and preparatory admission costs related to the listing of Haleon.

Financial performance – nine months 2022

Total results

The Total results for the Group are set out below.

	9 months 2022 £m	9 months 2021(a) £m	Growth £%	Growth CER%

Turnover	21,948	17,620	25	19

Cost of sales	(7,316)	(5,378)	36	35

Gross profit	14,632	12,242	20	12

Selling, general and administration	(5,934)	(4,877)	22	17
Research and development	(3,691)	(3,643)	1	(3)
Royalty income	552	280	97	97
Other operating income/(expense)	(994)	(137)

Operating profit	4,565	3,865	18	5

Finance income	50	14
Finance expense	(609)	(582)
Loss on disposal of interest in associates	-	(36)
Share of after tax profits of associates and joint ventures	(4)	35

Profit before taxation	4,002	3,296	21	6

Taxation	(706)	(200)
Tax rate %	17.6%	6.1%

Profit after taxation from continuing operations	3,296	3,096	6	(7)

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	2,972	1,070	>100	>100
Remeasurement of discontinued operations distributed to shareholders on demerger	7,227	-

Profit after taxation from discontinued operations	10,199	1,070	>100	>100

Total Profit after taxation for the period	13,495	4,166	>100	>100

Profit attributable to non-controlling interests from continuing operations	335	206

Profit attributable to shareholders from continuing operations	2,961	2,890

Profit attributable to non-controlling interests from discontinued operations	205	324

Profit attributable to shareholders from discontinued operations	9,994	746

	13,495	4,166	>100	>100

Total Profit attributable to non-controlling interests	540	530

Total Profit attributable to shareholders	12,955	3,636

	13,495	4,166

Earnings per share from continuing operations	73.6p	72.2p	2	(11)

Earnings per share from discontinued operations	248.4p	18.6p	>100	>100

Total earnings per share	322.0p	90.8p	>100	>100

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 21) and the impact of Share Consolidation implemented on 18 July 2022 (see page 55).

Adjusted results

The Adjusted results for the Group are set out below. Adjusted results are from continuing operations and excludes the Consumer Healthcare business (see details on page 53). Reconciliations between Total results and Adjusted results for nine months 2022 and nine months 2021 are set out on pages 30 to 31.

	9 months 2022 £m	% of turnover	Growth £%	Growth CER%

Turnover	21,948	100	25	19

Cost of sales	(6,711)	(30.6)	41	40
Selling, general and administration	(5,693)	(25.9)	20	16
Research and development	(3,540)	(16.1)	9	5
Royalty income	552	2.5	97	97

Adjusted operating profit	6,556	29.9	27	16

Adjusted profit before tax	5,996		29	18
Adjusted profit after tax	5,030		32	21
Adjusted profit attributable to shareholders	4,584		32	21
Adjusted earnings per share	113.9p		31	20

Operating profit by segment

	9 months 2022 £m	% of turnover	Growth £%	Growth CER%

Commercial Operations	10,371	47.3	18	11
Research and Development	(3,548)		8	3

Segment profit	6,823	31.1	24	15
Corporate & other unallocated costs	(267)

Adjusted operating profit	6,556	29.9	27	16

Turnover

Commercial Operations

	9 months 2022 £m	Growth £%	Growth CER%

HIV	4,071	16	9
Oncology	445	25	19
Immuno-inflammation, respiratory and other	1,888	27	20

	6,404	19	13
Pandemic	2,184	>100	>100

Specialty Medicines	8,588	56	49

Meningitis	888	16	11
Influenza	438	1	(7)
Shingles	2,189	95	82
Established Vaccines	2,342	2	(2)

	5,857	27	20
Pandemic Vaccines	6	(98)	(98)

Vaccines	5,863	18	12

Respiratory	4,866	8	3
Other General Medicines	2,631	(1)	(1)

General Medicines	7,497	5	2

Commercial Operations	21,948	25	19

US	10,918	30	18
Europe	4,693	22	24
International	6,337	18	18

Commercial Operations by region	21,948	25	19

Total turnover in the 9 months was £21,948 million, up 25% at AER, 19% at CER, reflecting strong performance in all three product groups. Commercial Operations turnover, excluding pandemic sales, grew 15% at AER, 10% at CER. Specialty Medicines included £2,184 million sales of Xevudy, and double digit AER growth of all therapy areas. Vaccines growth reflected strong Shingrix performance assisted by demand recovery in the US, partially offset by pandemic adjuvant sales in 2021. General Medicines reflected the recovery of the antibiotics market as well as the strong performance of Trelegy in respiratory across all regions.

Specialty Medicines

Specialty Medicines sales were £8,588 million, up 56% at AER, 49% at CER, driven by consistent growth in all therapy areas. Specialty Medicines, excluding sales of Xevudy, were £6,404 million up 19% at AER, 13% at CER.

HIV
HIV sales were £4,071 million with growth of 16% at AER and 9% at CER. The performance benefited from strong patient demand for the new HIV medicines (Dovato, Cabenuva, Juluca, Rukobia and Apretude). US pricing favourability broadly offset International tender decline.

New HIV products delivered sales of over one and a half billion to £1,668 million, up 75% at AER, 65% at CER, representing 41% of the total HIV portfolio compared to 27% year-to-date last year. Sales of the oral two drug regimens Dovato and Juluca were £937 million and £444 million respectively with combined growth of 52% at AER, 44% at CER. Cabenuva, the first long acting injectable for the treatment of HIV-1 infection, recorded sales of £211 million. Apretude, the first long acting injectable for the prevention of HIV-1 delivered sales of £20 million.

Oncology
Oncology sales were £445 million, up 25% at AER, 19% at CER. Zejula sales of £338 million were up 18% at AER, 13% at CER with diagnosis and treatment rates continuing to be impacted by the pandemic especially in the US. Sales of Blenrep of £91 million increased 36% at AER, 28% at CER, reflecting ongoing launches and growth in launched markets.

Immuno-inflammation, Respiratory and Other
Immuno-inflammation, Respiratory and Other sales were £1,888 million up 27% at AER, 20% at CER. Benlysta sales were £820 million, up 30% at AER, 20% at CER, representing strong underlying demand worldwide. Nucala sales were £1,028 million, up 24% at AER, 18% at CER, including US sales of £639 million up 28% at AER, 16% at CER. The performance reflected continued strong patient demand and the launch of Nasal Polyps and EGPA indications.

Pandemic
Sales of Xevudy were £2,184 million, compared to £130 million sales in the same period last year. Sales were delivered in all regions, comprising £818 million in the US, £437 million in Europe, and £929 million in International.

Vaccines

Vaccines turnover was £5,863 million, up 18% at AER, 12% at CER, excluding pandemic adjuvant sales, vaccine sales increased 27% at AER, 20% at CER. The performance reflected a favourable comparator in H1 2021, which was impacted by COVID-19 related disruptions in several markets, as well as strong commercial execution of Shingrix, particularly in the US and Europe.

Meningitis
Meningitis vaccines sales grew 16% at AER, 11% at CER to £888 million mainly driven by Bexsero (15% at AER, 11% at CER to £603 million) resulting from higher CDC purchasing and increased share in the US.

Shingles
Shingrix sales grew 95% at AER, 82% at CER to £2,189 million mainly due to post-pandemic rebound, strong commercial execution aimed at shifting the shingles vaccination season forward, and wholesaler inventory build in the US, and higher demand in Germany. All regions grew significantly with 51% of the growth contributed from outside of the US. Shingrix is now available in 25 countries.

Established Vaccines
Established Vaccines grew 2% AER but declined 2% at CER to £2,342 million mainly as a result of supply constraints in MMR/V vaccines, the negative impact of a CDC stockpile borrow for Rotarix, and lower sales of Cervarix and Synflorix. This decline was partially offset by higher demand for hepatitis vaccines and Boostrix in the US and Europe.

General Medicines

General Medicines sales in the 9 months were £7,497 million, up 5% at AER, 2% at CER, with the impact of generic competition in US, Europe and Japan offset by Trelegy growth in respiratory and the post-pandemic rebound of the antibiotic market since H2 2021, in Other General Medicines.

Respiratory
Respiratory sales were £4,866 million, up 8% at AER, 3% at CER. The performance was driven by Trelegy sales of £1,272 million, up 47% at AER, 38% at CER, including strong growth across all regions. Advair/Seretide sales of £829 million decreased 19% at AER, 21% at CER predominately reflecting the adverse impact of generic competition; growth in certain International markets due to targeted promotion offset the decrease.

Other General Medicines
Other General Medicines sales were £2,631 million, and decreased 1% at AER, 1% at CER. Augmentin sales were £409 million, up 38% at AER, 42% at CER, reflecting the post pandemic rebound of the antibiotic market since Q3 2021 in the International and Europe regions. This offsets the ongoing adverse impact of generic competition and approximately two percentage points impact from the divestment of cephalosporin products in Q4 2021.

By Region

US
In the US, sales were £10,918 million, up 30% at AER, 18% at CER, including Xevudy sales of £818 million. Sales grew 24% at AER, 13% at CER excluding sales of pandemic assets.

In Specialty, HIV sales of £2,593 million were up 24% at AER, 12% at CER. Growth benefited from favourable pricing mix and strong patient demand for all new HIV products with sales of £1,104 million up 80% at AER, 64% at CER. Nucala in respiratory and Benlysta in immunology both continued to grow double-digit and reflected ongoing and strong patient demand. Oncology sales increased 14% at AER, 4% at CER with diagnosis and treatment rates continuing to be impacted by the pandemic.

Vaccine sales were £3,255 million, up 24% at AER, 13% at CER, excluding the impact of COVID-19 vaccine adjuvant sales in 2021, sales increased 37% at AER, 24% at CER. The performance was primarily driven by Shingrix sales of £1,484 million up 66% at AER, 51% at CER, together with strong growth in Established and Meningitis vaccines.

General Medicines sales were £2,699 million up 11% at AER, 1% at CER, driven by strong respiratory sales of Trelegy, which increased 54% at AER, 40% at CER, and reflected increased patient demand and growth of the single inhaler triple therapy market.

Europe
In Europe, sales were £4,693 million, up 22% at AER, 24% at CER, including Xevudy sales of £437 million contributing 13 percentage points of growth.

In Specialty Medicines, HIV sales were £966 million up 10% at AER, 12% at CER primarily driven by strong patient demand from two drug regimens Dovato and Juluca. Dovato delivered sales of £342 million and Juluca £95 million. Benlysta in immunology, Nucala in respiratory, and Oncology medicines Zejula, Blenrep and Jemperli all continued to show strong double-digit growth.

Vaccine sales were £1,305 million, up 33% at AER, 35% at CER. The performance was driven by Shingrix sales of £484 million, >100% at AER, >100% at CER, particularly in Germany.

General Medicines sales were £1,527 million and decreased 5% at AER, 4% at CER, reflecting the ongoing impact of generic competitive pressures on Seretide and the divestment in Q4 2021 of cephalosporins which caused 2 percentage points of drag. This was partly offset, however, by strong demand for Trelegy and the growth of Augmentin following the post-pandemic rebound of the antibiotic market since H2 2021.

International
International sales were £6,337 million, up 18% at AER, 18% at CER, including Xevudy sales of £929 million. Sales grew 5% at AER, 5% at CER excluding sales of pandemic assets.

In Specialty, HIV sales were £512 million and decreased 6% at AER, 9% at CER, primarily driven by tender decline; strong Dovato growth partially offset the performance. Combined Tivicay and Triumeq sales were £381 million, down 18% at AER and 20% at CER. Nucala grew 24% at AER and 27% at CER in reflecting biological market growth in Japan and strong uptake in Canada and Brazil. Benlysta grew 46% at AER and 45% at CER reflecting addition to China’s National Reimbursement Drug List and market growth in Japan.

Vaccine sales were £1,303 million and decreased 4% at AER, 6% at CER. Excluding the impact of COVID-19 vaccine adjuvant sales in the first 9 months of 2021, sales grew 4% at AER, 2% at CER, primarily reflecting strong Shingrix take-up in China, Canada and Japan offsetting phasing and supply constraint impacts across the Established Vaccines portfolio.

General Medicines sales were £3,271 million up 5% at AER, 5% at CER. Respiratory sales of £1,425 million increased 8% at AER, 8% at CER, reflecting the strong growth of Trelegy, particularly in Japan, China, and Canada. Sales of Advair/Seretide were stable at AER, down 1% at CER with the adverse impact of generic competition offset by growth in certain markets due to targeted promotion. Other General Medicines sales of £1,846 million increased 2% at AER, 3% at CER, and reflected growth of Augmentin following the post-pandemic rebound of the antibiotic market since Q3 2021.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 33.3%, 2.8 percentage points higher at AER and 4.0 percentage points higher in CER terms than 2021. This included lower write-downs on sites from major restructuring programmes compared to 2021.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 30.6%, 3.6 percentage points higher at AER and 4.8 percentage points higher at CER compared with 2021. This primarily reflected higher sales of lower margin Xevudy compared to 2021 which included higher margin pandemic adjuvant sales, increasing cost of sales margin by 5.6 percentage points at AER and 5.6 percentage points at CER, as well as the impact of increased commodity prices and freight costs. This was partially offset by a favourable mix primarily from increased sales of Shingrix in the US and Europe and increased sales of HIV medicines in the US.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 27.0%, 0.6 percentage points lower at AER and 0.5 percentage points lower at CER than in 2021 as the growth in sales outweighed SG&A expenditure growth.

Adjusted SG&A costs as a percentage of turnover were 25.9%, 0.9 percentage points lower at AER than in 2021 and 0.8 percentage points lower at CER. Adjusted SG&A costs increased 20% at AER, 16% at CER which primarily reflected an increased level of launch investment in Specialty Medicines particularly HIV and Vaccines including Shingrix to drive post-pandemic recovery demand and support market expansion. The growth in Adjusted SG&A also reflected an unfavourable comparison to a beneficial legal settlement in 2021 and impairment provisions relating to Ukraine. This growth was partly offset by the continuing benefit of restructuring and tight control of ongoing costs.

Research and development
Adjusted R&D expenditure in the year-to-date increased by 9% at AER, and 5% at CER, to £3,540 million. This reflected continued increased investment across Vaccine clinical development, including investments into the emerging mRNA technology platform, continued investment in the late-stage portfolio and several early discovery programmes as well as expenditure related to our recent acquisition of Affinivax.

In addition, in Specialty Medicines, the level of R&D investment increased to support the phase III programme for depemokimab, a potential new medicine to treat severe asthma as well as in Oncology with new expenditure in momelotinib, our potential new treatment of myelofibrosis patients with anaemia, acquired as part of the recent Sierra Oncology acquisition. These increases in investment were offset by decreases related to the completion of several late-stage clinical development programmes and reduced R&D investment in COVID-19 pandemic solutions versus 2021 as well as continued efficiencies driven by the One R&D restructuring programme.

Royalty income
Royalty income was £552 million (2021: £280 million), up 97% at AER, 97% at CER, primarily reflecting royalty income from Gilead under the settlement and licensing agreement with Gilead announced on 1 February 2022 and higher sales of Gardasil.

Other operating income/(expense)
Net other operating expense was £994 million (2021: £137 million) reflecting accounting charges of £1,729 million (2021: £489 million) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a remeasurement charge of £1,423 million (2021: £498 million) for the contingent consideration liability due to Shionogi, including the unwinding of the discount for £300 million and a charge for £1,123 million primarily from changes to exchange rates as well as adjustments to sales forecasts. In addition, there was a fair value loss of £377 million on the retained stake in Haleon reflecting a reduction in share price since listing. This was partly offset by £0.9 billion upfront income received from the settlement with Gilead.

Operating profit
Total operating profit was £4,565 million compared with £3,865 million in 2021. This included the £0.9 billion upfront income received from the settlement with Gilead and increased profits on turnover growth of 19% at CER, partly offset by higher remeasurement charges for contingent consideration liabilities and a £377 million fair value loss on the retained stake in Haleon. Adjusted operating profit was £6,556 million, 27% higher at AER and 16% at CER than 2021 on a turnover increase of 19% at CER. The Adjusted operating margin of 29.9% was 0.5 percentage points higher at AER and 0.7 percentage points lower at CER compared to 2021. This primarily reflected the impact from low margin COVID-19 solutions sales (Xevudy), which did not impact on Adjusted Operating profit growth but reduced the Adjusted operating margin by approximately 2.4 percentage points at AER and approximately 2.2 percentage points at CER. This was offset by operating leverage from strong sales growth, mix benefit and higher royalty income.

Contingent consideration cash payments made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2022 amounted to £864 million (2021: £631 million). These included cash payments made to Shionogi of £843 million (2021: £615 million).

Adjusted operating profit by business
Commercial Operations operating profit was £10,371 million, up 18% at AER and 11% at CER on a turnover increase of 19% at CER. The operating margin of 47.3% was 2.6 percentage points lower at AER, 3.6 percentage points lower at CER than in 2021. This primarily reflected strong sales of lower margin Xevudy in the period, increased investment behind launches in Specialty Medicines including HIV and Vaccines plus higher commodity, freight and distribution costs as well as an adverse comparison to a favourable legal settlement in 2021. This was partly offset by continued tight control of ongoing costs, benefits from continued restructuring and increased royalty income from Biktarvy sales following the settlement with Gilead in February 2022 and increased Gardasil sales.

R&D segment operating expenses were £3,548 million, up 8% at AER, 3% at CER, primarily reflecting increased investment in Vaccines including priority investments for mRNA and late stage portfolio and Specialty Medicines in early stage HIV and depemokimab. This was partly offset by the completion of several late-stage clinical development programmes, a favourable comparator to 2021, which saw increased levels of R&D investment due to COVID-19 pandemic solutions and continued efficiencies driven by the R&D restructuring programme.

Net finance costs
Total net finance costs were £559 million compared with £568 million in 2021. Adjusted net finance costs were £556 million compared with £566 million in 2021. The decrease is mainly driven by increased interest income due to higher interest rates and larger cash balances as a result of the Consumer demerger partly offset by adverse movements in foreign exchange rates and higher interest on tax.

Share of after tax profits of associates and joint ventures
The share of after tax loss of associates and joint ventures was £4 million (2021: £35 million share of profit). In 2021, the Group also reported a net loss on disposal of interests in associates of £36 million, primarily driven by a loss on disposal of our interest in the associate Innoviva Inc.

Taxation
The charge of £706 million represented an effective tax rate on Total results of 17.6% (2021: 6.1%) and reflected the different tax effects of the various Adjusting items. Included in 2021 was a credit of £325 million resulting from the revaluation of deferred tax assets following enactment of the proposed change of UK corporation tax rates from 19% to 25%. Tax on Adjusted profit amounted to £966 million and represented an effective Adjusted tax rate of 16.1% (2021: 18.1%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2021. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £335 million (2021: £206 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £292 million (2021: £205 million), including the Gilead upfront settlement income partly offset by increased credits for remeasurement of contingent consideration liabilities, as well as higher net profits in some of the Group’s other entities with non-controlling interests.

The allocation of Adjusted earnings to non-controlling interests amounted to £446 million (2021: £332 million). The increase in allocation primarily reflected an increased allocation of ViiV Healthcare profits of £403 million (2021: £331 million), as well as higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share from continuing operations
Total EPS from continuing operations was 73.6p compared with 72.2p in 2021. This primarily reflected the £0.9 billion upfront income received from the settlement with Gilead and increased profits on turnover growth of 19% at CER, partly offset by higher remeasurement charges for contingent consideration liabilities and a £377 million fair value loss on the retained stake in Haleon as well as an unfavourable comparison due to a credit of £325 million to Taxation in Q2 2021 resulting from the revaluation of deferred tax assets.

Adjusted EPS was 113.9p compared with 86.8p in 2021, up 31% at AER, 20% at CER, on a 19% CER turnover increase. Operating leverage from growth in sales of Specialty Medicines including HIV and Vaccines, beneficial mix, higher royalty income and a lower effective tax rate was partly offset by increased investment behind launches in Specialty Medicines including HIV and Vaccines plus higher supply chain, freight and distribution costs and higher non-controlling interests.

Profit and earnings per share from discontinued operations

Discontinued operations include the Consumer Healthcare business and certain Corporate costs directly attributable to the Consumer Healthcare business. Profit after taxation from discontinued operations amounted to £10,199 million (2021: £1,070 million). This includes £9,578 million for the gain arising on the demerger of Consumer Healthcare split between the amount distributed to shareholders on demerger of £7,227 million and profit after taxation on discontinued operations for the retained stake of £2,351 million. In addition the Profit after taxation from discontinued operations for the Consumer Healthcare business from 1 January to 18 July 2022 was £621 million (2021: £1,070 million).

EPS from discontinued operations was 248.4p, compared with 18.6p in 2021. The increase primarily reflected the gain arising on the demerger of the Consumer Healthcare business recognised in Profit after taxation for discontinued operations. For further details see page 54, discontinued operations.

Currency impact on 2022 results
The results for 2022 are based on average exchange rates, principally £1/$1.26, £1/€1.18 and £1/Yen 160. Comparative exchange rates are given on page 51. The period-end exchange rates were £1/$1.11, £1/€1.13 and £1/Yen 160.

In the nine months, turnover was up 25% at AER and 19% at CER. Total EPS from continuing operations was 73.6p compared with 72.2p in 2021. Adjusted EPS was 113.9p compared with 86.8p in 2021, up 31% at AER and 20% at CER. The favourable currency impact primarily reflected the weakening of Sterling against the US Dollar, partly offset by strengthening in Sterling against the Euro and Japanese Yen. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the eleven percentage point favourable currency impact on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for 2022 and 2021 are set out below.

Nine months ended 30 September 2022

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	21,948							21,948
Cost of sales	(7,316)		501		60	35	9	(6,711)

Gross profit	14,632		501		60	35	9	15,237

Selling, general and administration	(5,934)				177		64	(5,693)
Research and development	(3,691)		75	56	20			(3,540)
Royalty income	552							552
Other operating income/(expense)	(994)				1	1,709	(716)	-

Operating profit	4,565		576	56	258	1,744	(643)	6,556

Net finance cost	(559)				1		2	(556)
Share of after tax losses and joint of associates ventures	(4)							(4)

Profit before taxation	4,002		576	56	259	1,744	(641)	5,996

Taxation	(706)		(119)	(10)	(51)	(237)	157	(966)
Tax rate %	17.6%							16.1%

Profit after taxation from continuing operations	3,296		457	46	208	1,507	(484)	5,030

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	2,972	(2,972)						-
Remeasurement of discontinued operations distributed to shareholders on demerger	7,227	(7,227)						-

Profit after taxation from discontinued operations	10,199	(10,199)						-

Total profit after taxation for the period	13,495	(10,199)	457	46	208	1,507	(484)	5,030

Profit attributable to non-controlling interest from continuing operations	335					111		446

Profit attributable to shareholders from continuing operations	2,961		457	46	208	1,396	(484)	4,584

Profit attributable to non-controlling interest from discontinued operations	205	(205)						-

Profit attributable to shareholders from discontinued operations	9,994	(9,994)						-

	13,495	(10,199)	457	46	208	1,507	(484)	5,030

Total profit attributable to non-controlling interests	540	(205)				111		446

Total profit attributable to shareholders	12,955	(9,994)	457	46	208	1,396	(484)	4,584

	13,495	(10,199)	457	46	208	1,507	(484)	5,030

Earnings per share from continuing operations	73.6p		11.4p	1.1p	5.2p	34.6p	(12.0)p	113.9p

Earnings per share from discontinued operations	248.4p	(248.4)p						-

Total earnings per share	322.0p	(248.4)p	11.4p	1.1p	5.2p	34.6p	(12.0)p	113.9p

Weighted average number of shares (millions)	4,024							4,024

Nine months ended 30 September 2021(a)

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	17,620							17,620
Cost of sales	(5,378)		491		84	22	27	(4,754)

Gross profit	12,242		491		84	22	27	12,866

Selling, general and administration	(4,877)				139		7	(4,731)
Research and development	(3,643)		76	283	42		2	(3,240)
Royalty income	280							280
Other operating income/(expense)	(137)					515	(378)	-

Operating profit	3,865		567	283	265	537	(342)	5,175

Net finance cost	(568)				1		1	(566)
Loss on disposal of interest in associates	(36)						36	-
Share of after tax losses and joint of associates ventures	35							35

Profit before taxation	3,296		567	283	266	537	(305)	4,644

Taxation	(200)		(107)	(68)	(56)	(101)	(309)	(841)
Tax rate %	6.1%							18.1%

Profit after taxation from continuing operations	3,096		460	215	210	436	(614)	3,803

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	1,070	(1,070)						-
Remeasurement of discontinued operations distributed to shareholders on demerger	-	-						-

Profit after taxation from discontinued operations	1,070	(1,070)						-

Total profit after taxation for the period	4,166	(1,070)	460	215	210	436	(614)	3,803

Profit attributable to non-controlling interest from continuing operations	206					126		332

Profit attributable to shareholders from continuing operations	2,890		460	215	210	310	(614)	3,471

Profit attributable to non-controlling interest from discontinued operations	324	(324)						-

Profit attributable to shareholders from discontinued operations	746	(746)						-

	4,166	(1,070)	460	215	210	436	(614)	3,803

Total profit attributable to non-controlling interests	530	(324)				126		332

Total profit attributable to shareholders	3,636	(746)	460	215	210	310	(614)	3,471

	4,166	(1,070)	460	215	210	436	(614)	3,803

Earnings per share from continuing operations	72.2p		11.5p	5.4p	5.2p	7.8p	(15.3)p	86.8p

Earnings per share from discontinued operations	18.6p	(18.6)p						-

Total earnings per share	90.8p	(18.6)p	11.5p	5.4p	5.2p	7.8p	(15.3)p	86.8p

Weighted average number of shares (millions)	4,001							4,001

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 21) and the impact of Share Consolidation implemented on 18 July 2022 (see page 55).

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in 2022 were £258 million (2021: £265 million), analysed as follows:

	9 months 2022			9 months 2021

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	77	164	241	248	18	266
Significant acquisitions	10	-	10	-	-	-
Legacy programmes	3	4	7	22	(23)	(1)

	90	168	258	270	(5)	265

Cash charges of £77 million under the Separation Preparation programme primarily arose from the restructuring of some administrative functions as well as global Supply Chain and R&D functions. The non-cash charges of £164 million primarily reflected the write-down of assets in administrative and manufacturing locations and impairment of IT assets.

Total cash payments made in 2022 were £273 million (2021: £417 million), £240 million (2021: £319 million) relating to the Separation Preparation restructuring programme, £5 million relating to Significant acquisitions (2021: £nil) and £28 million (2021: £98 million) relating to other legacy programmes including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by Income statement line was as follows:

	9 months 2022 £m	9 months 2021 £m

Cost of sales	60	84
Selling, general and administration	177	139
Research and development	20	42
Other operating expenses	1	-

Total Major restructuring costs from continuing operations	258	265

The benefit in the 9 months from restructuring programmes was £0.4 billion, primarily relating to the Separation Preparation restructuring programme.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets
●	Prepare Consumer Healthcare to operate as a standalone company

The programme continues to target delivery of £0.8 billion of annual savings by 2022 and £1.0 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of divestments have largely covered the cash costs of the programme.

Materially all of the Separation Preparation restructuring programme has been included as part of continuing operations. The legacy Consumer Healthcare Joint Venture integration programme is now included as part of discontinued operations.

Transaction-related adjustments
Transaction-related adjustments from continuing operations resulted in a net charge of £1,744 million (2021: £537 million). This included a net £1,729 million accounting charge for the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	9 months 2022 £m	9 months 2021 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	1,423	498
ViiV Healthcare put options and Pfizer preferential dividends	201	(53)
Contingent consideration on former Novartis Vaccines business	100	44
Other adjustments	20	48

Total transaction-related charges	1,744	537

The £1,423 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £300 million and a charge of £1,123 million primarily from exchange rates as well as adjustments to sales forecasts. The £201 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated exchange rates as well as adjustments to sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 39.

Divestments, significant legal charges, and other items
Divestments, significant legal charges and other items primarily included the £935 million upfront settlement income received from Gilead, as well as milestone income and gains from a number of asset disposals, partly offset by a fair value loss of £377 million on the retained stake in Haleon and certain other Adjusting items.

Discontinued operations
From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”). These are now presented as part of discontinued operations. Total separation costs incurred in 2022 were £361 million (2021: £184 million). This includes £102 million relating to transaction costs incurred in connection with the demerger and preparatory admission costs related to the listing of Haleon.

Total separation costs to date are £743 million including £140 million relating to transaction costs.

Cash generation

Cash flow

	Q3 2022 £m	9 months 2022 £m	9 months 2021 £m

Cash generated from operations attributable to continuing operations (£m)	1,907	5,843	3,920
Cash generated from operations attributable to discontinued operations (£m)	10	928	1,122

Total cash generated from operations (£m)	1,917	6,771	5,042

Net cash inflow from operating activities from continuing operations	1,331	4,733	3,301
Net cash (outflow)/inflow from operating activities from discontinued operations	(10)	765	884

Total net cash generated from operating activities (£m)	1,321	5,498	4,185

Free cash inflow from continuing operations* (£m)	712	2,453	957
Free cash flow from continuing operations growth (%)	(13)%	>100%	N/A
Free cash flow conversion from continuing operations* (%)	94%	83%	33%
Total net debt** (£m)	18,436	18,436	22,091

*	Free cash flow from continuing operations and free cash flow conversion are defined on page 65.
**	Net debt is analysed on page 56.

Q3 2022
Cash generated from operations attributable to continuing operations for the quarter was £1,907 million (Q3 2021: £2,161 million). The decrease primarily reflected increased cash contributions to the UK defined benefit pension schemes and unfavourable timing of profit share payments for Xevudy partly offset by an increase in operating profit, including beneficial exchange, favourable timing of returns and rebates and favourable timing of collections.

Cash generated from operations attributable to discontinued operations for the quarter was £10 million (Q3 2021: £558 million).

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £240 million (Q3 2021: £196 million), all of which was recognised in cash flows from operating activities. These payments are deductible for tax purposes.

Free cash inflow from continued operations was £712 million for the quarter (Q3 2021: £820 million). The reduction primarily reflected adverse timing of profit share payments for Xevudy sales, increased cash contribution to pensions and increased tax payments, partly offset by reduced purchases of intangible assets, the increase in operating profit including beneficial exchange, favourable timing of returns and rebates and favourable timing of collections.

Nine months 2022
Cash generated from operations attributable to continuing operations for nine months was £5,843 million (2021: £3,920 million). The increase primarily reflected a significant increase in operating profit including the upfront income from the settlement with Gilead, favourable exchange impact and favourable timing of collections, partly offset by unfavourable timing of profit share payments for Xevudy sales, increased cash contribution to pensions, increased contingent consideration payments reflecting the Gilead settlement in February 2022 and a higher seasonal increase in inventory.

Cash generated from operations attributable to discontinued operations for 2022 was £928 million (2021: £1,122 million).

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the nine months were £843 million (2021: £615 million), of which £774 million was recognised in cash flows from operating activities and £69 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow from continuing operations was £2,453 million for the nine months (2021: £957 million). The increase primarily reflected a significant increase in operating profit including the upfront income from the settlement with Gilead, favourable exchange, reduced purchases of intangible assets and favourable timing of collections. This was partly offset by unfavourable timing of profit share payments for Xevudy sales, increased cash contributions to pensions, increased contingent consideration payments reflecting the Gilead settlement in February 2022, higher tax payments, lower proceeds from disposals, higher capital expenditure and a higher seasonal increase in inventory.

Total Net debt
At 30 September 2022, net debt was £18.4 billion, compared with £19.8 billion at 31 December 2021, comprising gross debt of £22.1 billion and cash and liquid investments of £3.7 billion.

Net debt reduced by £1.4 billion due to £2.5 billion free cash flow from continuing operations and £7.2 billion decrease from discontinued operations as a result of the demerger primarily reflecting £7.1 billion of pre-separation dividends attributable to GSK funded by Consumer Healthcare debt. This was partly offset by purchases of businesses of £3.0 billion reflecting the acquisitions of Sierra Oncology and Affinivax, dividends paid to shareholders of £2.8 billion, £2.4 billion of net adverse exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items and £0.1 billion purchases of equity investments.

At 30 September 2022, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £2.8 billion with loans of £2.0 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends
The Board has declared a third dividend for 2022 of 13.75p per share retrospectively adjusted for the Share Consolidation (Q3 2021: 23.75p restated pence per share).

On 23 June 2021, at the new GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio through the investment cycle. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for GSK remain unchanged.

GSK has previously stated that it expected to declare a 27p per share dividend for the first half of 2022, a 22p per share dividend for the second half of 2022 and a 45p per share dividend for 2023 (before the share consolidation) but that these targeted dividends per share would increase in step with the Share Consolidation to maintain the same aggregate dividend pay-out in absolute Pound Sterling terms. Accordingly, using the consolidation ratio, GSK’s expected dividend for the third quarter of 2022 converts to 13.75p per new ordinary share. The expected dividend for the last quarter of 2022 is expected to be 13.75p resulting in an expected total dividend for the second half of 2022 of 27.5p per new ordinary share and the expected dividend for 2023 converts to 56.5p per new ordinary share rounded up.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 10 January 2023. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend date will be 17 November 2022, with a record date of 18 November 2022 and a payment date of 12 January 2023.

	Paid/ Payable	Pence per share/ pre share consolidation	Pence per share/ post share consolidation	£m

2022
First interim	1 July 2022	14	17.50	704
Second interim	6 October 2022	13	16.25	655
Third interim	12 January 2023	11	13.75	555

	Paid/ Payable	Pence per share/ pre share consolidation	Pence per share/ post share consolidation	£m

2021
First interim	8 July 2021	19	23.75	951
Second interim	7 October 2021	19	23.75	951
Third interim	13 January 2022	19	23.75	952
Fourth interim	7 April 2022	23	28.75	1,157

		80	100	4,011

The demerger of the Consumer Healthcare business was implemented by GSK declaring an interim dividend in specie of Haleon plc shares. The fair value of the distribution was £15.5 billion.

For details of the Share Consolidation see page 55.

Weighted average number of shares

	Q3 2022 millions	Q3 2021 millions(a)

Weighted average number of shares – basic	4,030	4,006
Dilutive effect of share options and share awards	58	48

Weighted average number of shares – diluted	4,088	4,054

Weighted average number of shares

	9 months 2022 millions	9 months 2021 millions(a)

Weighted average number of shares – basic	4,024	4,001
Dilutive effect of share options and share awards	58	48

Weighted average number of shares – diluted	4,082	4,049

(a)	See page 55 for details of the Share Consolidation.

At 30 September 2022, 4,034 million shares (Q3 2021: 4,006 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 0.1 million shares under employee share schemes in the period for proceeds of £5 million (Q3 2021: £1 million).

At 30 September 2022, the ESOP Trusts held 33.2 million GSK shares against the future exercise of share options and share awards. The carrying value of £197 million has been deducted from other reserves. The market value of these shares was £437 million.

At 30 September 2022, the company held 243.9 million Treasury shares at a cost of £4,265 million which has been deducted from retained earnings.

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 66.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the profits from discontinued operations from the Consumer Healthcare business (see details on page 21) and the following items in relation to our continuing operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from continuing operations are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 18, 19, 30 and 31.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2021.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy. Under the terms of the global settlement and licensing agreement, Gilead made an upfront payment of $1.25 billion to ViiV Healthcare in February 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare's US Patent No. 8,129,385 on 5 October 2027. Gilead's obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the nine months to September 2022 were £843 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 57 and 58 of the Annual Report 2021.

Financial information

Income statement

	Q3 2022 £m	Q3 2021(a) £m	9 months 2022 £m	9 months 2021(a) £m

TURNOVER	7,829	6,627	21,948	17,620

Cost of sales	(2,423)	(2,016)	(7,316)	(5,378)

Gross profit	5,406	4,611	14,632	12,242

Selling, general and administration	(2,056)	(1,679)	(5,934)	(4,877)
Research and development	(1,346)	(1,416)	(3,691)	(3,643)
Royalty income	255	114	552	280
Other operating income/(expense)	(1,068)	(250)	(994)	(137)

OPERATING PROFIT	1,191	1,380	4,565	3,865

Finance income	22	4	50	14
Finance expense	(200)	(195)	(609)	(582)
Loss on disposal of interests in associates	-	-	-	(36)
Share of after tax (losses)/profits of associates and joint ventures	(1)	3	(4)	35

PROFIT BEFORE TAXATION	1,012	1,192	4,002	3,296

Taxation	(233)	(246)	(706)	(200)
Tax rate %	23.0%	20.7%	17.6%	6.1%

PROFIT AFTER TAXATION FROM CONTINUING OPERATIONS	779	946	3,296	3,096

Profit after taxation from discontinued operations and other gains/(losses) from the demerger	2,347	422	2,972	1,070
Remeasurement of discontinued operations distributed to shareholders on demerger	7,227	-	7,227	-
PROFIT AFTER TAXATION FROM DISCONTINUED OPERATIONS(b)	9,574	422	10,199	1,070

PROFIT AFTER TAXATION FROM THE PERIOD	10,353	1,368	13,495	4,166

Profit attributable to non-controlling interests from continuing operations	20	69	335	206

Profit attributable to shareholders from continuing operations	759	877	2,961	2,890

Profit attributable to non-controlling interests from discontinued operations	18	131	205	324

Profit attributable to shareholders from discontinued operations	9,556	291	9,994	746

	10,353	1,368	13,495	4,166

Profit attributable to non-controlling interests	38	200	540	530

Profit attributable to shareholders	10,315	1,168	12,955	3,636

	10,353	1,368	13,495	4,166

EARNINGS PER SHARE FROM CONTINUING OPERATIONS	18.8p	21.9p	73.6p	72.2p

EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS	237.1p	7.3p	248.4p	18.6p

TOTAL EARNINGS PER SHARE	255.9p	29.2p	322.0p	90.8p

Diluted earnings per share from continuing operations	18.6p	21.6p	72.5p	71.4p

Diluted earnings per share from discontinued operations	233.7p	7.2p	244.8p	18.4p

Total diluted earnings per share	252.3p	28.8p	317.3p	89.8p

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 21) and the impact of Share Consolidation implemented on 18 July 2022 (see page 55).

(b)	See page 54 for further details on profit after tax from discontinued operations.

Statement of comprehensive income

	Q3 2022 £m	Q3 2021(a) £m	9 months 2022 £m	9 months 2021(a) £m

Total profit for the period	10,353	1,368	13,495	4,166

Items that may be reclassified subsequently to continuing operations income statement:
Exchange movements on overseas net assets and net investment hedges	93	(169)	(105)	(209)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	1	-	10	(10)
Fair value movements on cash flow hedges	11	(2)	13	(4)
Reclassification of cash flow hedges to income statement	(1)	(5)	12	11
Deferred tax on fair value movements on cash flow hedges	17	2	17	(1)

	121	(174)	(53)	(213)

Items that will not be reclassified to continuing operations income statement:
Exchange movements on overseas net assets of non-controlling interests	(5)	6	(5)	(1)
Fair value movements on equity investments	(24)	(453)	(648)	(295)
Tax on fair value movements on equity investments	4	60	61	98
Remeasurement gains on defined benefit plans	(1,195)	49	(682)	334
Tax on remeasurement losses on defined benefit plans	303	(13)	177	(65)

	(917)	(351)	(1,097)	71

Other comprehensive (expense)/income for the period from continuing operations	(796)	(525)	(1,150)	(142)

Other comprehensive income/(expense) for the period from discontinued operations	(595)	301	333	100

Total comprehensive income for the period	8,962	1,144	12,678	4,124

Total comprehensive income for the period attributable to:
Shareholders	8,904	908	12,143	3,595
Non-controlling interests	58	236	535	529

	8,962	1,144	12,678	4,124

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 21) and the impact of Share Consolidation implemented on 18 July 2022 (see page 55).

Specialty Medicines turnover – three months ended 30 September 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

HIV	1,486	19	7	1,002	28	11	331	11	11	153	(11)	(17)

Dolutegravir products	1,328	11	1	876	17	1	312	9	8	140	(13)	(18)
Tivicay	342	(3)	(13)	227	11	(3)	67	(1)	(1)	48	(40)	(48)
Triumeq	467	(7)	(16)	325	(3)	(16)	87	(20)	(20)	55	(10)	(13)
Juluca	159	22	8	124	25	8	32	14	11	3	-	-
Dovato	360	73	60	200	82	57	126	54	54	34	>100	>100

Rukobia	21	62	54	21	75	50	1	-	-	(1)	-	-
Cabenuva	101	>100	>100	87	>100	>100	11	>100	>100	3	>100	>100
Apretude	10	-	-	10	-	-	-	-	-	-	-	-
Other	26	(19)	(37)	8	(38)	(54)	7	-	(14)	11	(8)	(33)

Oncology	164	28	19	83	14	(1)	70	37	37	11	>100	>100

Zejula	120	19	11	58	4	(9)	51	24	27	11	>100	>100
Blenrep	36	44	32	20	25	6	16	>100	>100	-	-	-
Jemperli	8	>100	>100	5	>100	>100	3	>100	>100	-	-	-

Immuno- inflammation, respiratory and other	688	29	17	484	31	13	96	20	19	108	30	30

Benlysta	308	29	15	257	28	11	21	24	24	30	43	38
Nucala	366	28	18	226	34	15	76	21	21	64	21	23
Other	14	56	22	1	-	-	(1)	-	-	14	56	56

Speciality Medicines excluding pandemic	2,338	22	11	1,569	28	11	497	16	15	272	5	1

Pandemic	411	>100	>100	25	56	(87)	3	>100	>100	383	>100	>100

Xevudy	411	>100	>100	25	56	(87)	3	>100	>100	383	>100	>100

Specialty Medicines	2,749	36	24	1,594	29	10	500	17	16	655	84	83

Specialty Medicines turnover – nine months ended 30 September 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

HIV	4,071	16	9	2,593	24	12	966	10	12	512	(6)	(9)

Dolutegravir products	3,709	10	4	2,313	15	4	919	9	10	477	(7)	(9)
Tivicay	1,008	(5)	(10)	588	4	(5)	204	(5)	(3)	216	(23)	(27)
Triumeq	1,320	(6)	(12)	877	(1)	(10)	278	(19)	(17)	165	(9)	(10)
Juluca	444	19	11	339	20	9	95	17	19	10	-	-
Dovato	937	76	68	509	78	62	342	64	67	86	>100	>100

Rukobia	56	87	73	54	86	69	2	>100	100	-	-	-
Cabenuva	211	>100	>100	182	>100	>100	25	>100	>100	4	>100	>100
Apretude	20	-	-	20	-	-	-	-	-	-	-	-
Other	75	(22)	(27)	24	(35)	(46)	20	(20)	(24)	31	(9)	(9)

Oncology	445	25	19	235	14	4	186	30	32	24	>100	>100

Zejula	338	18	13	172	7	(2)	142	20	23	24	>100	>100
Blenrep	91	36	28	55	25	14	36	64	64	-	-	-
Jemperli	16	>100	>100	8	>100	>100	8	>100	>100	-	-	-

Immuno- inflammation, respiratory and other	1,888	27	20	1,318	29	17	272	13	15	298	35	38

Benlysta	820	30	20	678	29	18	60	20	22	82	46	45
Nucala	1,028	24	18	639	28	16	215	13	15	174	24	27
Other	40	67	62	1	-	-	(3)	-	-	42	75	83

Speciality Medicines excluding pandemic	6,404	19	13	4,146	25	13	1,424	13	15	834	8	6

Pandemic	2,184	>100	>100	818	>100	>100	437	>100	>100	929	>100	>100

Xevudy	2,184	>100	>100	818	>100	>100	437	>100	>100	929	>100	>100

Specialty Medicines	8,588	56	49	4,964	49	35	1,861	48	50	1,763	99	100

Vaccines turnover – three months ended 30 September 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Meningitis	441	25	16	281	24	11	91	11	10	69	57	59

Bexsero	275	23	15	166	31	17	85	10	10	24	20	20
Menveo	157	25	14	115	16	3	4	-	-	38	65	65
Other	9	>100	>100	-	-	-	2	>100	-	7	>100	>100

Influenza	388	1	(7)	330	1	(8)	28	22	26	30	(14)	(20)

Fluarix, FluLaval	388	1	(7)	330	1	(8)	28	22	26	30	(14)	(20)

Shingles	760	51	36	475	23	5	173	92	92	112	>100	>100

Shingrix	760	51	36	475	23	5	173	92	92	112	>100	>100

Established Vaccines	884	5	(2)	380	7	(7)	190	3	3	314	4	1

Infanrix, Pediarix	188	21	10	116	13	(1)	41	71	71	31	7	(3)
Boostrix	179	7	(3)	122	15	1	36	(3)	(5)	21	(12)	(17)
Hepatitis	164	15	5	103	12	(2)	38	41	48	23	-	(17)
Rotarix	143	(7)	(8)	25	(31)	(42)	29	-	-	89	1	2
Synflorix	72	9	6	-	-	-	8	(27)	(18)	64	16	11
Priorix, Priorix Tetra, Varilrix	51	(43)	(44)	1	-	-	22	(46)	(41)	28	(42)	(48)
Cervarix	40	18	12	-	-	-	7	-	-	33	22	15
Other	47	38	26	13	(24)	(59)	9	-	(33)	25	>100	>100

Vaccines excluding pandemic	2,473	19	9	1,466	13	(1)	482	27	27	525	29	25

Pandemic vaccines	6	(94)	(94)	-	(100)	(100)	-	-	-	6	(91)	(91)
Pandemic adjuvant	6	(94)	(94)	-	(100)	(100)	-	-	-	6	(91)	(91)

Vaccines	2,479	14	5	1,466	11	(3)	482	27	27	531	13	8

Vaccines turnover – nine months ended 30 September 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Meningitis	888	16	11	500	28	16	261	(3)	(1)	127	17	19

Bexsero	603	15	11	297	36	24	245	(2)	(1)	61	13	17
Menveo	268	20	12	203	18	7	12	(8)	(8)	53	36	38
Other	17	(15)	(15)	-	-	-	4	-	-	13	(19)	(19)

Influenza	438	1	(7)	332	2	(7)	28	22	26	78	(9)	(14)

Fluarix, FluLaval	438	1	(7)	332	2	(7)	28	22	26	78	(9)	(14)

Shingles	2,189	95	82	1,484	66	51	484	>100	>100	221	>100	>100

Shingrix	2,189	95	82	1,484	66	51	484	>100	>100	221	>100	>100

Established Vaccines	2,342	2	(2)	939	21	10	532	1	2	871	(12)	(13)

Infanrix, Pediarix	483	13	6	279	14	4	101	11	12	103	12	7
Boostrix	463	14	7	287	33	21	107	(1)	-	69	(18)	(19)
Hepatitis	445	28	21	279	35	23	106	39	43	60	(6)	(12)
Rotarix	380	(5)	(5)	74	(12)	(20)	90	5	7	216	(6)	(3)
Synflorix	237	(11)	(11)	-	-	-	24	(25)	(22)	213	(9)	(9)
Priorix, Priorix Tetra, Varilrix	138	(33)	(33)	1	-	-	73	(25)	(23)	64	(41)	(44)
Cervarix	91	(21)	(25)	-	-	-	15	(32)	(32)	76	(18)	(24)
Other	105	(13)	(16)	19	(17)	(35)	16	-	(6)	70	(15)	(12)

Vaccines excluding pandemic	5,857	27	20	3,255	37	24	1,305	33	35	1,297	4	2

Pandemic vaccines	6	(98)	(98)	-	(100)	(100)	-	-	-	6	(95)	(95)
Pandemic adjuvant	6	(98)	(98)	-	(100)	(100)	-	-	-	6	(95)	(95)

Vaccines	5,863	18	12	3,255	24	13	1,305	33	35	1,303	(4)	(6)

General Medicines turnover – three months ended 30 September 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	1,682	13	4	863	16	-	329	2	2	490	15	12

Arnuity Ellipta	19	6	(6)	17	13	-	-	-	-	2	(33)	(33)
Anoro Ellipta	129	(1)	(8)	65	(13)	(24)	41	8	8	23	35	29
Avamys/Veramyst	71	16	11	-	-	-	15	7	-	56	19	15
Flixotide/Flovent	141	23	10	95	17	1	16	-	-	30	67	56
Incruse Ellipta	56	10	-	33	27	12	15	(12)	(6)	8	-	(25)
Relvar/Breo Ellipta	312	20	11	156	47	26	83	1	1	73	-	-
Seretide/Advair	265	(18)	(23)	58	(50)	(58)	66	(6)	(7)	141	3	(1)
Trelegy Ellipta	465	43	28	340	48	28	60	15	15	65	44	42
Ventolin	190	7	(2)	98	5	(10)	26	(4)	(4)	66	14	10
Other Respiratory	34	21	25	1	(67)	>(100)	7	17	17	26	37	47

Other General Medicines	919	(2)	(4)	92	11	(4)	173	(14)	(15)	654	1	1

Dermatology	94	(2)	(2)	-	-	-	24	(23)	(23)	70	8	8
Augmentin	150	32	32	-	-	-	34	-	(3)	116	45	46
Avodart	86	1	(4)	-	-	-	27	(7)	(7)	59	5	(2)
Lamictal	132	6	(2)	70	17	-	27	(7)	(7)	35	-	(3)
Other(a)	457	(12)	(12)	22	(4)	(13)	61	(23)	(23)	374	(9)	(9)

General Medicines	2,601	7	1	955	15	(1)	502	(4)	(5)	1,144	7	5

General Medicines turnover – nine months ended 30 September 2022

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	4,866	8	3	2,431	11	1	1,010	1	3	1,425	8	8

Arnuity Ellipta	45	32	21	39	39	29	-	-	-	6	-	(17)
Anoro Ellipta	345	(9)	(13)	165	(23)	(30)	118	7	9	62	11	11
Avamys/Veramyst	239	5	5	-	-	-	51	2	2	188	6	6
Flixotide/Flovent	411	22	15	278	27	16	52	11	13	81	14	13
Incruse Ellipta	157	1	(4)	88	7	(2)	48	(11)	(9)	21	5	-
Relvar/Breo Ellipta	896	7	3	426	15	4	253	2	4	217	(2)	-
Seretide/Advair	829	(19)	(21)	203	(45)	(50)	212	(13)	(12)	414	-	(1)
Trelegy Ellipta	1,272	47	38	932	54	40	171	17	18	169	50	51
Ventolin	565	6	1	300	2	(7)	83	8	10	182	12	10
Other Respiratory	107	6	8	-	-	-	22	10	10	85	6	9

Other General Medicines	2,631	(1)	(1)	268	10	-	517	(15)	(14)	1,846	2	3

Dermatology	277	(7)	(6)	-	-	-	79	(21)	(20)	198	-	1
Augmentin	409	38	42	-	-	-	107	24	27	302	44	48
Avodart	248	(2)	(4)	-	-	-	81	(9)	(8)	167	2	(1)
Lamictal	379	6	1	194	14	4	80	(6)	(5)	105	4	2
Other(a)	1,318	(10)	(9)	74	3	(6)	170	(32)	(31)	1,074	(5)	(3)

General Medicines	7,497	5	2	2,699	11	1	1,527	(5)	(4)	3,271	5	5

(a)	Includes contract manufacturing revenue from Haleon. At H1 2022 this revenue was not captured in the ‘Other’ line but was included in the total Other General Medicines line.

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Three months ended 30 September 2022	7,829	18	9	4,015	18	2	1,484	11	11	2,330	22	20

Nine months ended 30 September 2022	21,948	25	19	10,918	30	18	4,693	22	24	6,337	18	18

Balance sheet

	30 September 2022 £m	31 December 2021 £m
ASSETS
Non-current assets
Property, plant and equipment	8,901	9,932
Right of use assets	749	740
Goodwill	7,195	10,552
Other intangible assets	15,589	30,079
Investments in associates and joint ventures	71	88
Other investments	1,559	2,126
Deferred tax assets	4,818	5,218
Derivative financial instruments	12	18
Other non-current assets	1,170	1,676

Total non-current assets	40,064	60,429

Current assets
Inventories	4,659	5,783
Current tax recoverable	586	486
Trade and other receivables	7,508	7,860
Derivative financial instruments	216	188
Current equity investments	3,482	-
Liquid investments	73	61
Cash and cash equivalents	3,606	4,274
Assets held for sale	119	22

Total current assets	20,249	18,674

TOTAL ASSETS	60,313	79,103

LIABILITIES
Current liabilities
Short-term borrowings	(2,793)	(3,601)
Contingent consideration liabilities	(967)	(958)
Trade and other payables	(16,115)	(17,554)
Derivative financial instruments	(325)	(227)
Current tax payable	(129)	(489)
Short-term provisions	(624)	(841)

Total current liabilities	(20,953)	(23,670)

Non-current liabilities
Long-term borrowings	(19,322)	(20,572)
Corporation tax payable	(218)	(180)
Deferred tax liabilities	(364)	(3,556)
Pensions and other post-employment benefits	(2,928)	(3,113)
Other provisions	(561)	(630)
Derivative financial instruments	(1)	(1)
Contingent consideration liabilities	(6,360)	(5,118)
Other non-current liabilities	(890)	(921)

Total non-current liabilities	(30,644)	(34,091)

TOTAL LIABILITIES	(51,597)	(57,761)

NET ASSETS	8,716	21,342

EQUITY
Share capital	1,347	1,347
Share premium account	3,440	3,301
Retained earnings	2,592	7,944
Other reserves	1,773	2,463

Shareholders’ equity	9,152	15,055

Non-controlling interests	(436)	6,287

TOTAL EQUITY	8,716	21,342

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2022	1,347	3,301	7,944	2,463	15,055	6,287	21,342

Profit for the period			12,955		12,955	540	13,495
Other comprehensive income/(expense) for the period			(259)	(553)	(812)	(5)	(817)

Total comprehensive income/(expense) for the period			12,696	(553)	12,143	535	12,678

Distributions to non-controlling interests						(1,278)	(1,278)
Non-cash distribution to non-controlling interest						(2,960)	(2,960)
Deconsolidation of former subsidiaries						(3,028)	(3,028)
Contributions from non-controlling interests						8	8
Dividends to shareholders			(2,813)		(2,813)		(2,813)
Non-cash dividend to shareholder			(15,526)		(15,526)		(15,526)
Shares issued	-	25			25		25
Shares acquired by ESOP Trusts		114	704	(818)	-		-
Share of associates and joint ventures realised profits on disposal of equity investments			(1)	1	-		-
Realised after tax losses on disposal or liquidation of equity investments			14	(14)	-		-
Shares held by ESOP trust			(164)	164	-		-
Write-down on shares held by ESOP Trusts			(530)	530	-		-
Share-based incentive plans			268		268		268

At 30 September 2022	1,347	3,440	2,592	1,773	9,152	(436)	8,716

At 1 January 2021	1,346	3,281	6,755	3,205	14,587	6,221	20,808

Profit for the period			3,636		3,636	530	4,166
Other comprehensive (expense)/ income for the period			148	(189)	(41)	(1)	(42)

Total comprehensive income for the period			3,784	(189)	3,595	529	4,124

Distributions to non-controlling interests						(435)	(435)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(3,048)		(3,048)		(3,048)
Shares issued	1	19			20		20
Realised after tax profits on disposal of equity investments			146	(146)	-		-
Share of associates and joint ventures realised profits on disposal of equity investments			9	(9)	-		-
Write-down on shares held by ESOP Trusts			(135)	135	-		-
Share-based incentive plans			272		272		272

At 30 September 2021	1,347	3,300	7,783	2,996	15,426	6,322	21,748

Cash flow statement – nine months ended 30 September 2022 (amounts presented are from continuing operations unless otherwise specified)

	9 months 2022 £m	9 months 2021(a) £m
Profit after tax from continuing operations	3,296	3,096
Tax on profits	706	200
Share of after tax losses/(profits) of associates and joint ventures	4	(35)
Loss on disposal of interests in associates	-	36
Net finance expense	559	567
Depreciation, amortisation and other adjusting items	2,291	1,815
Increase in working capital	(667)	(1,203)
Contingent consideration paid	(789)	(548)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	443	(8)

Cash generated from operations attributable to continuing operations	5,843	3,920
Taxation paid	(1,110)	(619)

Net cash inflow from continuing operating activities	4,733	3,301
Cash generated from operations attributable to discontinued operations	928	1,122
Taxation paid from discontinued operations	(163)	(238)
Net operating cash flows attributable to discontinued operations	765	884

Total net cash inflows from operating activities	5,498	4,185

Cash flow from investing activities
Purchase of property, plant and equipment	(705)	(576)
Proceeds from sale of property, plant and equipment	13	118
Purchase of intangible assets	(802)	(1,531)
Proceeds from sale of intangible assets	126	358
Purchase of equity investments	(121)	(146)
Purchase of business net of cash acquired	(3,030)	-
Proceeds from sale of equity investments	115	195
Share transaction with minority shareholders	1	1
Contingent consideration paid	(75)	(83)
Disposal of businesses	(19)	(25)
Investment in associates and joint ventures	(1)	(1)
Proceeds from disposal of associates and joint ventures	-	277
Interest received	49	14
Decrease in liquid investments	-	18
Dividends from associates and joint ventures	-	9

Net cash outflow from continuing investing activities	(4,449)	(1,372)
Net investing cash flows attributable to discontinued operations	(3,783)	(44)

Total net cash outflow from investing activities	(8,232)	(1,416)

Cash flow from financing activities
Issue of share capital	25	20
Decrease in long-term loans	(9)	(1)
Net repayment of short-term loans	(4,207)	(578)
Repayment of lease liabilities	(149)	(134)
Interest paid	(504)	(474)
Dividends paid to shareholders	(2,813)	(3,048)
Distributions to non-controlling interests	(390)	(186)
Contributions from non-controlling interests	8	7
Other financing items	126	(106)

Net cash outflow from continuing financing activities	(7,913)	(4,500)
Net financing cash flows attributable to discontinued operations	10,074	(315)

Total net cash inflow/(outflow) from financing activities	2,161	(4,815)

Increase/(decrease) in cash and bank overdrafts in the period	(573)	(2,046)

Cash and bank overdrafts at beginning of the period	3,819	5,261
Exchange adjustments	106	(21)
Increase/(decrease) in cash and bank overdrafts	(573)	(2,046)

Cash and bank overdrafts at end of the period	3,352	3,194

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,606	3,453

	3,606	3,453
Overdrafts	(254)	(259)

	3,352	3,194

(a)
The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business
(see page 21) and the impact of Share Consolidation implemented on 18 July 2022 (see page 55).

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK has revised its operating segments from Q1 2022 and from Q2 2022. Previously, GSK reported results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare. For the first quarter 2022, GSK reported results under three segments: Commercial Operations; Total R&D and Consumer Healthcare. From Q2 2022, GSK reports results under two segments from continuing operations as the demerger of the Consumer Healthcare segment was completed on 18 July 2022. Members of the GLT are responsible for each segment. Comparative information in this announcement has been retrospectively restated on a consistent basis. The Consumer Healthcare segment is presented entirely as discontinued operations and therefore no segment information is presented.

R&D investment is essential for the sustainability of the business. However for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating profit of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment
	Q3 2022 £m	Q3 2021 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	7,829	6,627	18	9

Operating profit by segment
	Q3 2022 £m	Q3 2021(a) £m	Growth £%	Growth CER%

Commercial Operations	3,950	3,458	14	2
Research and Development	(1,301)	(1,138)	14	6

Segment profit	2,649	2,320	14	1
Corporate and other unallocated costs	(44)	(111)

Adjusted operating profit	2,605	2,209	18	4
Adjusting items	(1,414)	(829)

Total operating profit	1,191	1,380	(14)	(35)

Finance income	22	4
Finance costs	(200)	(195)
Share of after tax (losses)/profits of associates and joint ventures	(1)	3

Profit before taxation from continuing operations	1,012	1,192	(15)	(39)

(a)	The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see page 21).

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income and other items.

Turnover by segment

	9 months 2022 £m	9 months 2021 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	21,948	17,620	25	19

Operating profit by segment

	9 months 2022 £m	9 months 2021(a) £m	Growth £%	Growth CER%

Commercial Operations	10,371	8,770	18	11
Research and Development	(3,548)	(3,286)	8	3

Segment profit	6,823	5,484	24	15
Corporate and other unallocated costs	(267)	(309)

Adjusted operating profit	6,556	5,175	27	16
Adjusting items	(1,991)	(1,310)

Total operating profit	4,565	3,865	18	5

Finance income	50	14
Finance costs	(609)	(582)
Loss on disposal of interests in associates	-	(36)
Share of after tax (losses)/profits of associates and joint ventures	(4)	35

Profit before taxation from continuing operations	4,002	3,296	21	6

(a)	The 2021 comparative results have been restated on a consistent basis from those previously published to reflect the demerger of the Consumer Healthcare business (see page 21).

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2021. At 30 September 2022, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 28 was £0.3 billion (31 December 2021: £0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q2 2022 results:

Zantac
The Zantac litigation continues in federal and state courts in the United States. GSK’s position on the scientific validity of these cases has not changed since the last reporting period. GSK will continue to defend all claims vigorously.

GSK has been named as a co-defendant in approximately 4,100 filed personal injury cases in federal and state court. There are approximately 77,000 plaintiffs named in these cases. A significant majority of these plaintiffs were named in a series of multi-plaintiff complaints recently filed in Delaware state court and most of these plaintiffs were previously in the Multidistrict Litigation (MDL) Census Registry in the Southern District of Florida. They were removed because they allege a cancer other than the 5 cancers being pursued by the MDL plaintiffs. In the MDL, plaintiffs originally identified 10 different types of cancers they wished to pursue. Plaintiffs subsequently dropped 5 of the 10 cancers, and they are proceeding only as to bladder, esophageal, gastric, liver, and pancreatic, although plaintiffs in state courts continue to pursue claims beyond the 5 designated cancers. There are approximately 33,000 unfiled claims relating to GSK and other co-defendants concerning the 5 designated cancers in the MDL Census Registry. There are also over 2,000 California state court cases subject to an agreement between GSK and the plaintiffs which suspends the statute of limitations to allow the plaintiffs to bring their claims at a later date. These filed and unfiled counts are subject to change.

As planned, in September and October 2022, the MDL Court held hearings on the admissibility of each side’s general causation expert witnesses (“Daubert hearings”). Based on the 12 epidemiological studies conducted looking at human data regarding the use of ranitidine, the scientific consensus is that there is no consistent or reliable evidence that ranitidine increases the risk of any type of cancer. The 12th additional epidemiologic study (Wang et al. (2022)) was recently released. When comparing ranitidine to an active comparator (famotidine), Wang 2022 found a statistically significant increased risk with regard to liver cancer (Hazard Ratio 1.22, 95% Confidence Interval 1.06-1.40) and no statistically significant increased risk for the remaining 4 cancers pursued in the MDL. Consistency across available epidemiological evidence, particularly where reported potential associations are modest, is critical for drawing reliable conclusions about causation. The parties await a decision from Judge Robin L. Rosenberg.

In the California Zantac litigation Cases JCCP 5150 (JCCP), the Court will hold a Sargon hearing on 25 January 2023 regarding the admissibility of expert witnesses, including general causation expert witnesses, for the first bellwether trials. The first bellwether trial is expected to start on 13 February 2023 in the California JCCP.

The Illinois Supreme Court recently consolidated all Illinois ranitidine cases in Cook County for pretrial proceedings with trial dates to be set, including the previously scheduled Madison County trial.

Given the complex ownership and marketing of Zantac prescription and over-the-counter (OTC) medicine over many years, numerous claims involve several defendants. As a result, some defendants have served one another, including GSK, with notice of potential indemnification claims about possible liabilities connected particularly with Zantac OTC. Given the early stage of the proceedings, GSK cannot meaningfully assess what liability, if any, it may have, nor can it meaningfully assess the liability of other parties under relevant indemnification provisions.

Further information regarding the litigation can be found in GSK’s 11 August 2022 and 16 August 2022 statements. These are available on www.gsk.com.

Additional information

Disposal group and discontinued operations accounting policy
Disposal groups are classified as held for distribution if their carrying amount will be recovered principally through a distribution to shareholders rather than through continuing use, they are available for distribution in their present condition and the distribution is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to distribute.

Non-current assets included as part of a disposal group are not depreciated or amortised while they are classified as held for distribution. The assets and liabilities of a disposal group classified as held for distribution are presented separately from the other assets and liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or distributed or is classified as held for distribution and that represents a separate major line of business. The results of discontinued operations are presented separately in the statement of profit or loss and comparatives are restated on a consistent basis.

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2022, and should be read in conjunction with the Annual Report 2021, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2021.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2021.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2021 were published in the Annual Report 2021, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all its principal risks is continually assessed, with appropriate mitigation plans put in place on an as-needed basis. GSK is encouraged by the uptake in demand in the third quarter for its medicines and vaccines, particularly Shingrix. The Company remains confident in the underlying demand for its vaccines and medicines, given the number of COVID-19 vaccinations and boosters administered worldwide. However, the pandemic remains a significant ongoing risk with new variants constantly emerging. Current infections are predominantly driven by the circulation of the BA.5 subvariant of Omicron, while COVID-19 vaccines are being updated with Omicron variants to provide broader immunity against circulating and emerging variants. These subvariants and future variants of concern could potentially impact GSK’s trading results, clinical trials, supply continuity and its employees materially.

Exchange rates
GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2022	Q3 2021	9 months 2022	9 months 2021	2021

Average rates:
US$/£	1.18	1.37	1.26	1.38	1.38
Euro/£	1.16	1.16	1.18	1.15	1.16
Yen/£	161	151	160	150	151

Period-end rates:
US$/£	1.11	1.34	1.11	1.34	1.35
Euro/£	1.13	1.16	1.13	1.16	1.19
Yen/£	160	151	160	151	155

Net assets
The book value of net assets decreased by £12,626 million from £21,342 million at 31 December 2021 to £8,716 million at 30 September 2022. This primarily reflected the demerger of the Consumer Healthcare business and adverse impact of exchange rate movement on long term borrowings partially offset by Total profit for the period.

The retained stake in Haleon of £3,482 million is recognised as a current equity investment.

The carrying value of investments in associates and joint ventures at 30 September 2022 was £71 million (31 December 2021: £88 million), with a market value of £71 million (31 December 2021: £88 million).

At 30 September 2022, the net deficit on the Group’s pension plans was £1,690 million compared with £1,129 million at 31 December 2021. This increase in the net deficit is primarily related to lower asset values, increase in the UK inflation rate (3.6% Q3 2022, 3.2% Q4 2021), the US cash balance credit rate (3.6% Q3 2022, 2.0% Q4 2021), Eurozone inflation rates (2.2% Q3 2022; 2.1% Q4 2021) and an actuarial experience adjustment for higher inflation than expected in pension increases of £600 million. These are partially offset by increases in the long term UK discount rate (5.2% Q3 2022, 2.0% Q4 2021), Eurozone discount rates (3.4% Q3 2022, 1.3% Q4 2021), the US discount rate (5.5% Q3 2022, 2.7% Q4 2021) and cash contributions of £313 million made to the UK pension schemes.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,209 million (31 December 2021: £1,008 million).

Contingent consideration amounted to £7,327 million at 30 September 2022 (31 December 2021: £6,076 million), of which £6,139 million (31 December 2021: £5,559 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare, £538 million (31 December 2021: £nil) represented the estimated present value of contingent consideration payable to Affinivax and £632 million (31 December 2021: £479 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 September 2022, £931 million (31 December 2021: £937 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

9 months 2022	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,559	6,076
Remeasurement through income statement and other movements	1,423	2,115
Cash payments: operating cash flows	(774)	(789)
Cash payments: investing activities	(69)	(75)

Contingent consideration at end of the period	6,139	7,327

9 months 2021	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,359	5,869
Remeasurement through income statement and other movements	498	574
Cash payments: operating cash flows	(537)	(548)
Cash payments: investing activities	(78)	(83)

Contingent consideration at end of the period	5,242	5,812

Contingent liabilities
There were contingent liabilities at 30 September 2022 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 50 and on pages 248 and 249 of the Annual Report 2021.

Business acquisitions
On 1 July 2022, GSK completed the acquisition of 100% of Sierra Oncology, Inc. a California-based, late-stage biopharmaceutical company focused on targeted therapies for the treatment of rare forms of cancer, for $1.9 billion (£1.6 billion). The main asset is momelotinib which targets the medical needs of myelofibrosis patients with anaemia. The initial acquisition accounting was reflected in the third quarter of 2022, the values are provisional and subject to change. The purchase price allocation is expected to be completed by the end of Q4 2022.

On 15 August 2022, GSK completed the acquisition of 100% of Affinivax, Inc. (Affinivax), a clinical-stage biopharmaceutical company based in Cambridge, Boston, Massachusetts focused on pneumococcal vaccine candidates. The consideration for the acquisition comprised an upfront payment of $2.2 billion (£1.8 billion) as adjusted for working capital acquired paid upon closing and two potential milestone payments of $0.6 billion (£0.5 billion) each to be paid upon the achievement of certain paediatric clinical development milestones. The estimated fair value of the contingent consideration payable was £487 million. The initial acquisition accounting was reflected in the third quarter of 2022 on a preliminary basis, the values below are provisional and subject to change. The purchase price allocation is expected to be completed by the end of Q4 2022.

The fair values of the net assets acquired, including goodwill, are as follows:

	Sierra Oncology £m	Affinivax £m

Net assets acquired:
Intangible assets	1,486	2,097
Inventory	37	-
Other net assets/(liabilities)	143	103
Deferred tax liabilities	(291)	(524)

	1,375	1,676
Goodwill	227	636

Total consideration	1,602	2,312

Discontinued operations
Consumer Healthcare has been presented as a discontinued operation from Q2 2022. The demerger of Haleon was completed on 18 July 2022. Financial information relating to the operations of Consumer Healthcare for the period until demerger on 18 July 2022 is set out below. The Group Income Statement and Group Cash Flow Statement distinguish discontinued operations from continuing operations. Comparative figures have been restated on a consistent basis.

This financial information differs both in purpose and basis of preparation from the Historical Financial Information and the Interim Financial Information included in the Haleon prospectus and from that which will be published by Haleon on 10 November 2022. As a result, whilst the two sets of financial information are similar, they are not the same because of certain differences in accounting and disclosure under IFRS.

Total Results	Q3 2022 £m	Q3 2021 £m	9 months 2022 £m	9 months 2021 £m

Turnover	466	2,450	5,581	6,967
Expenses	(454)	(1,894)	(4,725)	(5,527)

Profit before tax	12	556	856	1,440
Taxation	(16)	(134)	(235)	(370)
Tax rate%	133.3%	24.3%	27.5%	25.8%

(Loss)/profit after taxation from discontinued operations: Consumer Healthcare until 18 July 2022	(4)	422	621	1,070

Other gains/(losses) from the demerger	2,351	-	2,351	-
Remeasurement of discontinued operations distributed to shareholders on demerger	7,227	-	7,227	-

Profit after taxation from discontinued operations	9,574	422	10,199	1,070

Non-controlling interest in discontinued operations	18	131	205	324
Earnings attributable to shareholders from discontinued operations	9,556	291	9,994	746

Earnings per share from discontinued operations	237.1	7.3	248.4	18.6

The loss after taxation from discontinued operations for Consumer Healthcare of £4 million includes separation and transaction costs of £59 million.

Divestments
On 18 July 2022, GSK plc separated its Consumer Healthcare business from the GSK Group to form Haleon, an independent listed company. The separation was effected by way of a demerger of 80.1% of GSK’s 68% holding in the Consumer Healthcare business to GSK shareholders. Following the demerger, 54.5% of Haleon was held in aggregate by GSK Shareholders, 6.0% remains held by GSK (including shares received by GSK’s consolidated ESOP trusts) and 7.5% remains held by certain Scottish limited partnerships (SLPs) set up to provide collateral for a funding mechanism pursuant to which GSK will provide additional funding for GSK’s UK defined benefit Pension Schemes. The aggregate ownership by GSK (including ownership by the ESOP trusts and SLPs) after the demerger of 13.5% is measured at fair value with changes through profit or loss. Pfizer continues to hold 32% of Haleon after the demerger.

Under IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ a liability and an equity distribution are measured at the fair value of the assets to be distributed when the dividend is appropriately authorised and it is no longer at the entity’s discretion. The liability and equity movement, and associated gain on distribution was recognised in Q3 2022 when the demerger distribution was authorised and occurred.

The asset distributed was the 54.5% ownership of the Consumer Healthcare business. The net carrying value of the Consumer Healthcare business in the consolidated financial statements, including the retained 13.5% and net of the amount attributable to the non-controlling interest, was approximately £11.5 billion at the end of June. GSK’s £6.3 billion share of the shareholder loans made in Q1 2022 in advance of the pre-separation dividends was eliminated in the consolidated financial statements. The assets distributed were reduced by Consumer Healthcare transactions up to 18 July that principally included pre-separation dividends declared and settled after the end of Q2 2022 and before 18 July 2022. Those dividends included: £10.4 billion (£7.1 billion attributable to GSK) of dividends funded by Consumer Healthcare debt that was partially on-lent during Q1 2022 and dividends of £0.6 billion (£0.4 billion attributable to GSK) from available cash balances.

The fair value of the 54.5% ownership of the Consumer Healthcare business distributed was £15.5 billion. This was measured by reference to the quoted average Haleon share price over the first five days of trading, this being a fair value measured with observable inputs which is considered to be representative of the fair value at the distribution date. A gain on distribution of this fair value less book value of the attributable net assets of the Consumer Healthcare business of £7.2 billion was recorded in the Income Statement in Q3 2022. There was an additional gain of £2.4 billion to remeasure the retained 13.5% from its book value to fair value of £3.9 billion using the same fair value methodology as used for the distributed shares. The gain on distribution and on remeasurement of the retained stake upon demerger is presented as part of discontinued operations. Any future gains or losses on the retained stake in Haleon will be recognised in adjusting items in continuing operations. In addition, there was a reclassification of the Group’s share of cumulative exchange differences arising on translation of the foreign currency net assets of the divested subsidiaries and offsetting net investment hedges from reserves into the Income Statement of £0.6 billion. The total gain on the demerger of Consumer Healthcare was £9.6 billion. These transactions are presented in profit from discontinued operations (adjusting items) in Q3 2022.

Q3 2022 £bn

Fair value of the Consumer Healthcare business distributed (54.5%)	15.5
Fair value of the retained ownership in Haleon (13.5%)	3.9

Total fair value	19.4

Carrying amount of the net assets and liabilities distributed/derecognised	(13.4)
Carrying amount of the non-controlling interest de-recognised	3.0

Gain on demerger before exchange movements and transaction costs	9.0
Reclassification of exchange movements on disposal of overseas subsidiaries	0.6

Total gain on the demerger of Consumer Healthcare	9.6

Total transaction costs incurred in Q3 2022 were £50 million and £102 million in the nine months 2022. These transaction costs were incurred in connection with the demerger and preparatory admission costs related to the listing of Haleon and are reported as part of the profit from discontinued operations in the Total to Adjusted presentation on page 30.

Share Consolidation
Following completion of the Consumer Healthcare business demerger on 18 July 2022, GSK plc Ordinary shares were consolidated to maintain share price comparability before and after demerger. The consolidation was approved by GSK shareholders at a General Meeting held on 6 July 2022. Shareholders received 4 new Ordinary shares with a nominal value of 31¼ pence each for every 5 existing Ordinary share which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Post Balance Sheet Event: Pensions and other post-employment benefits
Scottish limited partnerships (“SLPs”) were established to provide a funding mechanism for each of GSK’s UK defined benefit pension schemes. The SLPs together hold shares representing 7.5% of the total issued share capital of Haleon.

Each pension scheme, through its SLP interest, is entitled to receive a distribution from that SLP in an amount equal to the net proceeds of sales of Haleon shares, and to receive dividend income on Haleon shares, until it has received an aggregate amount equal to an agreed threshold (“Proceeds Threshold”). The Proceeds Thresholds total £1,080 million (as increased by notional interest on the remaining balance from time to time), and payment of this amount would fully fund the cash funding or “technical provisions” deficits in the three schemes shown by the 31 December 2020 valuations. Once the Proceeds Threshold has been reached the GSK-controlled General Partner of each SLP is entitled to sell the remaining Haleon shares held by the SLP and distribute the proceeds to GSK.

In response to market volatility in the UK gilt markets, on 14 October 2022, GSK made voluntary cash contributions to two of the UK defined benefit pension schemes totalling £334 million. These cash contributions operated to reduce the principal amount outstanding under the relevant pension scheme’s Proceeds Thresholds. This is in addition to cash contributions made previously of £32 million in Q2 2022, £281 million in Q3 2022 and £88 million in prior years. The total payments of £735 million contribute to the Proceeds Thresholds currently leaving a principal amount of £345 million outstanding to the UK pension schemes.

Related party transactions
Details of GSK’s related party transactions are disclosed on page 221 of our 2021 Account Report and Accounts.

Reconciliation of cash flow to movements in net debt

	9 months 2022 £m	9 months 2021 £m

Total Net debt at beginning of the period	(19,838)	(20,780)

Increase/(decrease) in cash and bank overdrafts	(7,629)	(2,571)
Increase/(decrease) in liquid investments	-	(18)
Net decrease in short-term loans	4,207	578
Net decrease in long-term loans	9	1
Repayment of lease liabilities	149	134
Debt of subsidiary undertaking acquired	(20)	-
Exchange adjustments	(2,376)	105
Other non-cash movements	(119)	(72)

Decrease/(increase) in net debt from continuing operations	(5,779)	(1,843)
Decrease/(increase) in net debt from discontinued operations	7,181	532

Total Net debt at end of the period	(18,436)	(22,091)

Net debt analysis

	30 September 2022 £m	30 September 2021 £m	31 December 2021 £m

Liquid investments	73	61	61
Cash and cash equivalents	3,606	3,453	4,274
Short-term borrowings	(2,793)	(4,869)	(3,601)
Long-term borrowings	(19,322)	(20,736)	(20,572)

Total Net debt at the end of the period	(18,436)	(22,091)	(19,838)

Free cash flow reconciliation from continuing operations

	Q3 2022 £m	9 months 2022 £m	9 months 2021 £m

Net cash inflow from continuing operating activities	1,331	4,733	3,301
Purchase of property, plant and equipment	(275)	(705)	(576)
Proceeds from sale of property, plant and equipment	7	13	118
Purchase of intangible assets	(205)	(802)	(1,531)
Proceeds from disposals of intangible assets	113	126	358
Net finance costs	(44)	(455)	(460)
Dividends from joint ventures and associates	-	-	9
Contingent consideration paid (reported in investing activities)	(2)	(75)	(83)
Distributions to non-controlling interests	(213)	(390)	(186)
Contributions from non-controlling interests	-	8	7

Free cash inflow from continuing operations	712	2,453	957

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	19	Infectious Diseases (9)
		●	Bexsero infants vaccine (US)
		●	Covifenz (Medicago) COVID-19
		●	COVID-19 (Sanofi) vaccine candidate
		●	SKYCovione (SK) COVID-19
		●	MenABCWY (1st gen) vaccine candidate
		●	Rotarix liquid (US) vaccine
		●	RSV older adult vaccine candidate
		●	gepotidacin (bacterial topoisomerase inhibitor) uUTI and GC
		●	Xevudy (sotrovimab/VIR-7831) COVID-19

Oncology (5)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	cobolimab (anti-TIM-3) non-small cell lung cancer
		●	Jemperli (anti-PD-1) 1L endometrial cancer
		●	Zejula (PARP inhibitor) 1L ovarian, lung and breast cancer
		●	momelotinib (JAK1, JAK2 and ACVR1 inhibitor) myelofibrosis with anaemia

Immunology (3)
		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	depemokimab (long acting anti-IL5) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis, chronic rhinosinusitis with nasal polyps, hyper-eosinophilic syndrome
		●	Nucala chronic obstructive pulmonary disease

Opportunity driven (2)
		●	daprodustat (HIF-PHI) anaemia of chronic kidney disease
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Total vaccines and medicines in all phases of clinical development	65
Total projects in clinical development (inclusive of all phases and indications)	85

Our key growth assets by therapy area

The following outlines several key vaccines and medicines by therapy area that will help drive growth for GSK to meet its outlooks and ambition for 2021-2026 and beyond.

Infectious Diseases

bepirovirsen (HBV ASO)

Bepirovirsen is a potential new treatment option for people with chronic hepatitis B as either a monotherapy (B-Clear) or combination therapy with both existing (B-Together) and novel treatments to explore additional combinations in the future. In June 2022, GSK announced promising interim results from the B-Clear phase IIb trial showing that bepirovirsen reduced levels of hepatitis B surface antigen (HBsAg) and hepatitis B virus (HBV) DNA after 24 weeks’ treatment in people with chronic hepatitis B (CHB). These data were presented in an oral late-breaker session at the European Association for the Study of the Liver’s International Liver Congress (ILC) in June 2022 in London, UK. The final results from the trial will be presented at the American Association for the Study of Liver Diseases (AASLD) Liver Meeting, 4-8 November 2022, and published in a peer-reviewed journal.

A phase III trial evaluating bepirovirsen as a monotherapy for people with CHB will start in the first half of 2023.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Clear bepirovirsen monotherapy (chronic hepatitis B) NCT04449029	IIb	A multi-centre, randomised, partial-blind parallel cohort trial to assess the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial start: Q3 2020	Complete; interim results presented; full data anticipated H2 2022
B-Together bepirovirsen sequential combination therapy with Peg-interferon phase II (chronic hepatitis B) NCT04676724	II
A multi-centre, randomised, open label trial to assess the efficacy and safety of sequential treatment with bepirovirsen followed by Pegylated Interferon Alpha 2a in participants with chronic hepatitis B virus
			Trial start: Q1 2021	Active, not recruiting
bepirovirsen sequential combination therapy with targeted immunotherapy (chronic hepatitis B) NCT05276297	II
A trial on the safety, efficacy and immune response following sequential treatment with an anti-sense oligonucleotide against chronic hepatitis B (CHB) and chronic hepatitis B targeted immunotherapy (CHB-TI) in CHB patients receiving nucleos(t)ide analogue (NA) therapy
			Trial start: Q2 2022	Recruiting

gepotidacin (bacterial topoisomerase inhibitor)

Potential first in class novel antibiotic for the treatment of uncomplicated urinary tract infections (uUTI) and gonorrhoea.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019	Recruiting
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019	Recruiting
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020	Recruiting

MenABCWY vaccine candidate

GSK is developing two MenABCWY pentavalent (5-in-1) vaccines. The first generation is in late-stage development and the second generation is in an earlier stage. The goal is to prevent disease caused by meningococcal bacteria serogroups A, B, C, W, and Y.

Key trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021	Active, not recruiting
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020	Active, not recruiting

RSV vaccine candidates

In October, GSK shared positive pivotal phase III trial results for its respiratory syncytial virus (RSV) older adult vaccine candidate. The vaccine candidate was highly efficacious, demonstrating overall vaccine efficacy of 82.6% (96.95% CI, 57.9–94.1, 7 of 12,466 vs. 40 of 12,494) against RSV lower respiratory tract disease (RSV-LRTD), meeting the trial’s primary endpoint.

Consistent high vaccine efficacy was also observed across a range of pre-specified secondary endpoints, highlighting the impact the vaccine could have on populations most at risk of the severe outcomes of RSV. Efficacy against severe RSV-LRTD was 94.1% (95% CI, 62.4–99.9, 1 of 12,466 vs. 17 of 12,494). In participants with pre-existing comorbidities, such as underlying cardiorespiratory and endocrinometabolic conditions, vaccine efficacy was 94.6% (95% CI, 65.9–99.9, 1 of 4,937 vs. 18 of 4,861). In adults aged 70-79 years, vaccine efficacy was 93.8% (95% CI, 60.2-99.9, 1 of 4,487 vs. 16 of 4,487). The vaccine was well tolerated with a favourable safety profile. The full data was presented as part of ID Week 2022.

Additionally, GSK’s RSV older adult vaccine candidate was accepted for regulatory review by the US Food and Drug Administration (FDA), the European Medicines Agency (EMA) and the Japanese Ministry of Health, Labour and Welfare (MHLW). The FDA has granted a Priority Review with a target review date of 3 May 2023.

Key phase III trials for RSV older adult and maternal vaccine candidates:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021	Active, not recruiting; primary endpoint met
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country study to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022	Recruiting
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021	Active, not recruiting; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country study to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine – adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022	Recruiting
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo controlled study to evaluate the non inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50 59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age.
			Trial start: Q4 2022	Not yet recruiting
GRACE (pregnant women aged 18-49 years old) NCT04605159	III
A randomised, double-blind, placebo-controlled multi-country trial to demonstrate efficacy of a single dose of unadjuvanted RSV maternal vaccine, administered IM to pregnant women 18 to 49 years of age, for prevention of RSV associated LRTIs in their infants up to 6 months of age
			Trial start: Q4 2020 Trial stopped enrolment and vaccination: Q1 2022	Stopped enrolment and vaccination

HIV

cabotegravir

In July 2022, ViiV Healthcare presented new efficacy and safety findings from the unblinded period of the HIV Prevention Trials Network (HPTN) 084 trial evaluating cabotegravir long-acting (LA) for pre-exposure prophylaxis (PrEP) in women in sub-Saharan Africa, at the 24th International AIDS Conference (AIDS 2022) in Montreal, Canada. The findings showed that cabotegravir LA for PrEP continued to demonstrate superior efficacy in the prevention of new HIV infections among women when compared to daily oral emtricitabine/tenofovir disoproxil fumarate (FTC/TDF) tablets, with an 89% lower rate of HIV acquisition (HR 0.11, 95% CI 0.05, 0.24).

Additionally, ViiV and the Medicines Patent Pool (MPP) announced the signing of a new voluntary licensing agreement for patents relating to cabotegravir LA for HIV pre-exposure prophylaxis (PrEP) to help enable access in least developed, low-income, lower middle-income and Sub-Saharan African countries.

Following on from US approval in January, Apretude was approved in Australia and Zimbabwe, marking the first regulatory approval in Sub-Saharan Africa. In October, the EMA validated the company’s marketing authorisation application (MAA) seeking approval of cabotegravir long-acting injectable for pre-exposure prophylaxis (PrEP) to reduce the risk of sexually acquired HIV-1.

Key phase III trials for cabotegravir:

Trial name (population)	Phase	Design	Timeline	Status
HPTN 083 (HIV uninfected cisgender men and transgender women who have sex with men) NCT02720094	IIb/III
A double-blind safety and efficacy trial of injectable cabotegravir compared to daily oral tenofovir disoproxil fumarate/emtricitabine (TDF/FTC), for Pre-Exposure Prophylaxis in HIV-uninfected cisgender men and transgender women who have sex with men
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (superiority)
HPTN 084 (HIV uninfected women who are at high risk of acquiring HIV) NCT03164564	III	A double-blind safety and efficacy trial of long-acting injectable cabotegravir compared to daily oral TDF/FTC for Pre-Exposure Prophylaxis in HIV-Uninfected women	Trial start: Q4 2017	Active; not recruiting; primary endpoint met (superiority)
ATLAS NCT02951052	III
A randomised, multi-centre, parallel-group, non-inferiority, open-label trial evaluating the efficacy, safety, and tolerability of switching to long-acting cabotegravir plus long-acting rilpivirine from current INI- NNRTI-, or PI-based antiretroviral regimen in HIV-1-infected adults who are virologically suppressed
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (non-inferiority)
ATLAS-2M NCT03299049	IIIb
A randomised, multi-centre, parallel-group, non-inferiority, open-label trial evaluating the efficacy, safety, and tolerability of long-acting cabotegravir plus long-acting rilpivirine administered every 8 weeks or every 4 weeks in HIV-1-infected adults who are virologically suppressed
			Trial start: Q4 2017	Active; not recruiting; primary endpoint met (non-inferiority)
FLAIR NCT02938520	III
A randomised, multi-centre, parallel-group, open-label trial evaluating the efficacy, safety, and tolerability of long-acting intramuscular cabotegravir and rilpivirine for maintenance of virologic suppression following switch from an integrase inhibitor single tablet regimen in HIV-1 infected antiretroviral therapy naïve adult participants
			Trial start: Q4 2016	Active; not recruiting; primary endpoint met (non-inferiority)

Oncology

Blenrep (belantamab mafodotin)

In September 2022, SpringWorks Therapeutics announced an expanded global, non-exclusive license and collaboration agreement with GSK for nirogacestat, SpringWorks’ investigational oral gamma secretase inhibitor, in combination with Blenrep. This new agreement expands the original collaboration, to include the potential for continued development and commercialization of nirogacestat and Blenrep in earlier lines of treatment such as newly diagnosed multiple myeloma.

GSK is on track to provide an update for DREAMM-3 before the end of the year, and we anticipate data from DREAMM-7 and DREAMM-8 in the second line setting in 2023.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-3 (3L/4L+ MM pts who have failed Len + PI) NCT04162210	III
An open-label, randomised trial to evaluate the efficacy and safety of single-agent belantamab mafodotin compared to pomalidomide plus low dose dexamethasone (pom/dex) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020	Active, not recruiting
DREAMM-7 (2L+ MM pts) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020	Active, not recruiting
DREAMM-8 (2L+ MM pts) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020	Recruiting

Jemperli (dostarlimab)

At the European Society for Medical Oncology (ESMO) Congress 2022, which took place 9-13 September, updated results from the GARNET trial further demonstrated the potential of dostarlimab in the treatment of advanced solid tumours. This includes a longer-term analysis from cohorts A1 and F of the study, evaluating overall survival (OS) and progression-free survival (PFS) in certain patients with mismatch repair-deficient (dMMR) recurrent or advanced solid tumours.

GSK recently announced positive headline results of the PERLA phase II trial, which met its primary endpoint of objective response rate (ORR) by RECIST criteria as determined by blinded independent central review. The trial evaluated dostarlimab in combination with chemotherapy versus pembrolizumab in combination with chemotherapy in first-line patients with metastatic non-squamous non-small cell lung cancer (NSCLC). The PERLA phase II trial is a randomised, double-blind trial of 243 patients and is the largest global head-to-head trial of PD-1 inhibitors in this population. The trial was not designed to demonstrate superiority.

Full results from the PERLA phase II trial, including the primary endpoint of ORR and the key secondary endpoint of progression-free survival, with results by PD-L1 expression subgroups, will be presented at an upcoming scientific meeting.

RUBY phase III pivotal results are anticipated in the second half of this year.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY ENGOT-EN6 GOG-3031 (1L Stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab (TSR-042) plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019	Active, not recruiting
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind study to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020	Active, not recruiting
GARNET	I/II	A multi-center, open-label, first-in-human study evaluating dostarlimab (TSR-042) in participants with advanced solid tumors who have limited available treatment options	Trial start: Q1 2016	Active, recruiting

momelotinib (JAK1/2 and ACVR1/ALK2 inhibitor)

In August 2022, GSK announced that the US FDA accepted the New Drug Application (NDA) for momelotinib, a potential new medicine with a proposed differentiated mechanism of action that may address the significant medical needs of myelofibrosis patients with anaemia. The US FDA has assigned a Prescription Drug User Fee Act action date of 16 June 2023.

Key phase III trials for momelotinib:

Trial name (population)	Phase	Design	Timeline	Status
MOMENTUM (myelofibrosis) NCT04173494	III
A randomised, double-blind, active control phase III trial intended to confirm the differentiated clinical benefits of the investigational drug momelotinib (MMB) versus danazol (DAN) in symptomatic and anaemic subjects who have previously received an approved Janus kinase inhibitor (JAKi) therapy for myelofibrosis (MF)
			Trial start: Q1 2020	Active, not recruiting; primary endpoint met

Zejula (niraparib)

At ESMO, GSK announced long-term data from the phase III PRIMA (ENGOT-OV26/GOG-3012) study showing Zejula (niraparib) maintained a sustained and clinically meaningful progression-free survival (PFS) benefit as a maintenance therapy in patients with first-line ovarian cancer following a response to platinum-based chemotherapy. Importantly, this benefit was sustained across all biomarker subgroups, including BRCAm, HRd and HRp. Zejula’s safety profile remained consistent with the primary analysis and no new safety signals were identified. Long-term tolerability data on the individualised starting dose was also presented.

Key phase III trials for Zejula:

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (maintenance for 1L advanced NSCLC) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020	Recruiting
ZEST (Her2- with BRCA-mutation, or TNBC) NCT04915755	III
A randomised double-blinded trial comparing the efficacy and safety of niraparib to placebo in participants with either HER2-negative BRCA-mutated or triple-negative breast cancer with molecular disease based on presence of circulating tumour DNA after definitive therapy
			Trial start: Q2 2021	Recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018	Active, not recruiting

Immunology

depemokimab (long-acting anti-IL5)

In Q3 2022, GSK began recruiting for a phase III programme in eosinophilic granulomatosis with polyangiitis (EGPA) and progressed trial site initiations for a programme in hyper-eosinophilic syndrome (HES). Recruitment is ongoing across four potential indications, also including severe eosinophilic asthma (SEA) and chronic rhinosinusitis with nasal polyps (CRSwNP).

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma; SEA) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021	Recruiting
SWIFT-2 (SEA) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021	Recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021	Recruiting
ANCHOR-1 (CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022	Recruiting
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022	Recruiting
OCEAN (EGPA) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial start: Q3 2022	Recruiting
DESTINY (HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial site initiations underway	Recruiting

otilimab (anti-GM-CSF)

In October, GSK provided an update on the ContRAst phase III programme otilimab, an investigational anti-GM-CSF, in the potential treatment of moderate to severe rheumatoid arthritis (RA). ContRAst-1 and ContRAst-2 met their primary endpoints of a statistically significant ACR20 response versus placebo at week 12 in patients with inadequate response to methotrexate (ContRAst-1) and conventional synthetic or biologic disease modifying antirheumatic drugs (DMARDs) (ContRAst-2). Data from ContRAst-3, the third trial in the programme, did not demonstrate statistical significance on the primary endpoint of ACR20 response versus placebo at week 12 in patients with inadequate response to biologic DMARDs and/or Janus Kinase inhibitors.

While the ContRAst-1 and ContRAst-2 trials met their primary endpoints, the efficacy demonstrated is unlikely to transform patient care for this difficult-to-treat patient population. Assessment of efficacy and safety data from the ContRAst programme is ongoing, however the limited efficacy demonstrated does not support a suitable benefit/risk profile for otilimab as a potential treatment for RA. As a result, GSK has decided not to progress with regulatory submissions. Full results from the ContRAst phase III programme will be submitted for publication in 2023.

Key phase III trials for otilimab:

Trial name (population)	Phase	Design	Timeline	Status
contRAst-1 (Moderate to severe RA MTX-IR patients) NCT03980483	III
A 52-week, multi-centre, randomised, double blind, efficacy, and safety trial comparing otilimab with placebo and with tofacitinib, in combination with methotrexate in participants with moderately to severely active rheumatoid arthritis who have an inadequate response to methotrexate
			Trial start: Q2 2019	Complete; primary endpoint met
contRAst-2 (Moderate to severe RA DMARD-IR patients) NCT03970837	III
A 52-week, multi-centre, randomised, double blind, efficacy, and safety trial, comparing otilimab with placebo and with tofacitinib in combination with conventional synthetic DMARDs, in participants with moderately to severely active rheumatoid arthritis who have an inadequate response to conventional synthetic DMARDs or biologic
			Trial start: Q2 2019	Trial activities concluding; primary endpoint met
contRAst-3 (Moderate to severe RA patients IR to biologic DMARD and/or JAKs) NCT04134728	III
A 24-week, multi-centre, randomised, double-blind, efficacy and safety trial, comparing otilimab with placebo and with sarilumab, in combination with conventional synthetic DMARDs, in participants with moderately to severely active rheumatoid arthritis who have an inadequate response to biological DMARDs and/or Janus Kinase inhibitors
			Trial start: Q4 2019	Complete; primary endpoint not met

Opportunity driven

daprodustat (oral hypoxia-inducible factor prolyl hydroxylase inhibitor)

On 26 October, GSK reported that the US FDA Cardiovascular and Renal Drugs Advisory Committee (CRDAC) supported that the benefit of treatment with daprodustat outweighs the risks for adult dialysis patients with anaemia of chronic kidney disease (CKD) with a 13 to 3 vote. In adult non-dialysis patients with anaemia of CKD, the CRDAC did not support that the benefit of treatment with daprodustat outweighs the risks with a 5 to 11 vote. GSK will continue to work with the US FDA as they complete their review of our new drug application.

When left untreated or undertreated, anaemia of CKD is associated with poor clinical outcomes and leads to a substantial burden on patients and healthcare systems. There remains an unmet need for convenient treatment options with efficacy and safety comparable to current treatments.

Key phase III trials for daprodustat:

Trial name (population)	Phase	Design	Timeline	Status
ASCEND-D (Dialysis subjects with anaemia of CKD) NCT02879305	III
A randomised, open-label (sponsor-blind), active-controlled, parallel-group, multi-centre, event driven trial in dialysis subjects with anaemia associated with chronic kidney disease to evaluate the safety and efficacy of daprodustat compared to recombinant human erythropoietin, following a switch from erythropoietin-stimulating agents
			Reported	Complete; primary endpoint met
ASCEND-ID (Incident Dialysis subjects with anaemia of CKD) NCT03029208	III
A 52-week open-label (sponsor-blind), randomised, active-controlled, parallel-group, multi-centre trial to evaluate the efficacy and safety of daprodustat compared to recombinant human erythropoietin in subjects with anaemia of chronic kidney disease who are initiating dialysis
			Reported	Complete; primary endpoint met
ASCEND-TD (Dialysis subjects with anaemia of CKD) NCT03400033	III
A randomised, double-blind, active-controlled, parallel-group, multi-centre trial in haemodialysis participants with anaemia of chronic kidney disease to evaluate the efficacy, safety, and pharmacokinetics of three-times weekly dosing of daprodustat compared to recombinant human erythropoietin, following a switch from recombinant human erythropoietin or its analogues
			Reported	Complete; primary endpoint met
ASCEND-ND (Non-dialysis subjects with anaemia of CKD) NCT02876835	III
A randomised, open-label (sponsor-blind), active-controlled, parallel-group, multi-centre, event driven trial in non-dialysis subjects with anaemia of chronic kidney disease to evaluate the safety and efficacy of daprodustat compared to darbepoetin alfa
			Reported	Complete; primary endpoint met
ASCEND-NHQ (Non-dialysis subjects with anaemia of CKD) NCT03409107	III
A 28-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre, trial in recombinant human erythropoietin (rhEPO) naïve non-dialysis participants with anaemia of chronic kidney disease to evaluate the efficacy, safety, and effects on quality of life of daprodustat compared to placebo
			Reported	Complete; primary endpoint met

Reporting definitions

Total, Continuing and Adjusted results
Total reported results represent the Group’s overall performance including discontinued operations. Continuing results represents performance excluding discontinued operations.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 38 and other non-IFRS measures are defined below and are based on continuing operations.

Free cash flow from continuing operations
Free cash flow is defined as the net cash inflow/outflow from continuing operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates (all attributable to continuing operations). It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from continuing operations to free cash flow from continuing operations is set out on page 56.

Free cash flow conversion
Free cash flow conversion is free cash flow from continuing operations as a percentage of earnings attributable to shareholders from continuing operations.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Total Net debt
Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value.

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

General Medicines
General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines in inhaled respiratory, dermatology, antibiotics and other diseases.

Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines in infectious diseases, HIV, oncology, immunology and respiratory.

Stockpile Borrow
The CDC stockpiles vaccines to ensure availability for the US public during disease outbreaks. The CDC, at their discretion, may propose that a manufacturer borrow from the stockpile to ensure supply continuity in both the public and private market and will align on a commitment to replenish the stockpile at a point in the future with the manufacturer. At the time of a borrow, sales to the CDC for the stockpile are reversed and new sales are booked at the time of stockpile replenishment.

Share Consolidation
Shareholders received 4 new Ordinary shares with a nominal value of 31¼ pence each for every 5 existing Ordinary share which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Earnings per share
Earnings per share has been retrospectively adjusted for the Share Consolidation on 18 July 2022, applying a ratio of 4 new Ordinary shares for every 5 existing Ordinary shares.

Total Earnings per share
Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance, assumptions and cautionary statements

2022 guidance
GSK now expects 2022 sales to increase between 8 to 10 per cent and Adjusted operating profit to increase between 15 to 17 per cent. This guidance is provided at CER and excludes the commercial benefit of COVID-19 solutions.

Assumptions related to 2022 guidance
In outlining the guidance for 2022, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes. Reflecting the momentum of the business performance in the year to date, GSK now expects 2022 sales to increase between 8 to 10 per cent and Adjusted operating profit to increase between 15 to 17 per cent, excluding any contributions from COVID-19 solutions. Adjusted Earnings per share is expected to grow around 1 per cent lower than Operating Profit. We have delivered a strong nine-month performance ahead of our full-year guidance. In the fourth quarter, we anticipate continued strong sales growth and a relatively higher rate of R&D spending, reflecting the dynamics of prior year comparisons, in-year phasing, and continued targeted commercial investment.

Notwithstanding uncertain economic conditions across many markets in which we operate, we continue to observe evidence of healthcare systems recovering and now expect full-year sales of Specialty Medicines to increase low double-digit percentage at CER excluding Xevudy sales and sales of General Medicines to be broadly flat, primarily reflecting the increased genericisation of established Respiratory medicines. Vaccines sales, excluding COVID-19 solutions, are expected to grow mid to high-teens percentage at CER for the full year. Specifically, for Shingrix, we expect strong double-digit growth and record annual sales in 2022, based on strong demand in existing markets and continued geographical expansion.

These planning assumptions as well as operating profit guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2022 guidance factors in all divestments and product exits announced to date.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, ambitions and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, ambitions and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All outlooks, ambitions and expectations should be read together with pages 5-7 of the Stock Exchange announcement relating to an update to investors dated 23 June 2021, paragraph 19 of Part 7 of the Circular to shareholders relating to the demerger of Haleon dated 1 June 2022 and the Guidance, assumptions and cautionary statements in this Q3 2022 earnings release.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2021 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GSK plc

We have been engaged by GSK plc (“the Company”) to review the condensed financial information in the Results Announcement of the Company for the three and nine months ended 30 September 2022.

What we have reviewed
The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three and nine month periods ended 30 September 2022 on pages 40 to 41;
●	the balance sheet as at 30 September 2022 on page 45;
●	the statement of changes in equity for the nine month period then ended on page 46;
●	the cash flow statement for the nine month period then ended on page 47; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 42 to 44 and 48 to 56 that have been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2021, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the United Kingdom.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 42 to 44 and 48 to 56, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial information.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council (ISRE (UK) 2410). Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of the Company, including the condensed interim financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement of the Company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Scope of Review paragraph of this report.

Conclusion Relating to Going Concern
Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Scope of Review paragraph of this report.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE(UK)2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2022 are not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 51.

Deloitte LLP
Statutory Auditor
London, United Kingdom
2 November 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 2, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc